   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998

                                                      REGISTRATION NO. 333-44619
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                            ------------------------

                                 SKYWEST, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      UTAH                                          87-0292166
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                                BRADFORD R. RICH
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                 SKYWEST, INC.
                              444 SOUTH RIVER ROAD
                             ST. GEORGE, UTAH 84790
                                 (435) 634-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES AND AGENT FOR
                                    SERVICE)

                                   COPIES TO:

             RICHARD G. BROWN, ESQ.                          JOHN J. KELLEY III, ESQ.
              BRIAN G. LLOYD, ESQ.                               KING & SPALDING
     PARR, WADDOUPS, BROWN, GEE & LOVELESS                     191 PEACHTREE STREET
       185 SOUTH STATE STREET, SUITE 1300                  ATLANTA, GEORGIA 30303-1763
           SALT LAKE CITY, UTAH 84111                             (404) 572-4600
                 (801) 532-7840

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Replace with complete copy of prospectus, as modified by the following page.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 21, 1998

                                1,400,000 SHARES

                                  SKYWEST LOGO

                                  COMMON STOCK
                            ------------------------

     All of the 1,400,000 shares of Common Stock (the "Common Stock") of SkyWest, Inc. (the "Company") offered hereby are being sold by the Company. The Common Stock is quoted on the Nasdaq National Market under the symbol "SKYW." On January 20, 1998, the last sale price of the Common Stock reported on the Nasdaq National Market was $36.875 per share. See "Price Range of Common Stock and Dividends."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                         PRICE TO                UNDERWRITING               PROCEEDS TO
                                          PUBLIC                  DISCOUNT(1)               COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.......................  $                         $                         $
-------------------------------------------------------------------------------------------------------------
Total(3)........................  $                         $                         $
=============================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company estimated to be $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of certificates representing the Common
Stock will be made on or about             , 1998.

THE ROBINSON-HUMPHREY COMPANY                       SBC WARBURG DILLON READ INC.

            , 1998

        [THREE MAPS IDENTIFYING ROUTES SERVED BY SKYWEST AIRLINES, INC.]

     SkyWest Airlines, Inc. operates as the Delta Connection(R) in Salt Lake City and Los Angeles, as United Express(R) in Los Angeles and as the Continental Connection(TM) in selected California markets, providing scheduled air service to 46 cities in 12 western states and Canada. On January 19, 1998, SkyWest executed an agreement to operate as United Express at United's San Francisco hub, beginning June 1, 1998.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE-COVERING TRANSACTIONS, SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus and in the documents and financial statements incorporated by reference herein. The "Company" refers to SkyWest, Inc. and its subsidiaries, SkyWest Airlines, Inc. ("SkyWest"), Scenic Airlines, Inc. ("Scenic") and National Parks Transportation, Inc. ("NPT"). Unless otherwise noted, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on March 31. The term "fiscal 1997" refers to the Company's fiscal year ended on March 31, 1997.

                                  THE COMPANY

     SkyWest operates a regional airline offering scheduled passenger service primarily in the western United States. SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") and Continental Airlines, Inc. ("Continental") since 1987 and 1995, respectively. Effective October 1, 1997, SkyWest expanded its operations through a code-sharing agreement with United Airlines, Inc. ("United"). SkyWest offers a convenient schedule and frequent flights designed to maximize connecting and local traffic. Operating primarily from its hubs in Salt Lake City and Los Angeles, SkyWest serves 46 cities in 12 states and Canada with approximately 580 daily flights. In Salt Lake City and Los Angeles, SkyWest is the largest regional airline with market shares of passengers enplaned of 99% and 33%, respectively. SkyWest operates as the Delta Connection in Salt Lake City and Los Angeles, as United Express in Los Angeles and as the Continental Connection in selected California markets. On January 19, 1998, SkyWest executed an addendum to its agreement with United, expanding SkyWest's United Express operations to include approximately 168 daily flights connecting twelve California markets with United's San Francisco hub beginning June 1, 1998. To support operations at the San Francisco hub, SkyWest expects to acquire 17 additional aircraft and spend approximately $12 million for related ground and maintenance facilities, support equipment and spare parts inventory.

     SkyWest operates one of the youngest fleets in the airline industry, consisting of fifty 30-seat Embraer EMB-120 Brasilia turbo-prop aircraft ("Brasilias") with an average age of 4.4 years and ten 50-seat Canadair Regional Jets ("CRJs") with an average age of 3.1 years. In December 1996, SkyWest completed a strategic transition out of the 19-seat Fairchild Metroliner III ("Metroliner") turbo-prop aircraft, which reduced the number of aircraft types operated by SkyWest from three to two. The transition enabled SkyWest to upgrade to an all cabin-class fleet of larger aircraft with higher operating efficiencies and greater passenger acceptance. "Cabin-class" aircraft offer stand-up headroom, overhead and under-seat storage, lavatories and flight attendant service.

     The addition of United as a code-sharing partner and the completion of SkyWest's transition to an all cabin-class fleet, together with other factors, contributed to the Company's achievement of record consolidated operating revenues and net income for the nine months ended December 31, 1997. Consolidated operating revenues increased 7.4% to $225.7 million from $210.0 million and net income increased 91.9% to $17.3 million from $9.0 million for the nine months ended December 31, 1997 and 1996, respectively.

     The key elements of SkyWest's business strategy are:

     - Capitalize on Relationships with Code-Sharing Partners. Historically, SkyWest's growth has been assisted by the development of code-sharing agreements with Delta, United and Continental. SkyWest views the recent addition of United as a code-sharing partner as a significant opportunity to further increase its traffic and profitability by serving United's Los Angeles and San Francisco hubs and to develop code-sharing relationships in other hubs served by United. SkyWest works closely with its code-sharing partners to expand service to existing markets, open new markets and schedule frequent, convenient and profitable flights. SkyWest believes that the principal reason it has attracted multiple code-sharing partners is its delivery of high-quality, reliable service. SkyWest's competitive fares and ability to offer passengers participation in the frequent flyer programs of Delta, United and Continental are attractive incentives for passengers to fly on SkyWest. SkyWest also believes that multiple code-sharing agreements with major carriers diversifies operating risk by reducing reliance on a single major carrier.

     - Expand Fleet Size and Increase Utilization to Serve New and Existing Markets. SkyWest seeks to expand and more efficiently utilize its Brasilia and CRJ aircraft to serve existing and new, profitable markets. SkyWest believes that Brasilias are most efficiently used on shorter stage lengths to provide frequent and convenient service. For example, as SkyWest commenced service as United Express in Los Angeles in October 1997, Brasilias were shifted from less efficient, non-hub based routes to more efficient Los Angeles hub and spoke routes connecting with SkyWest's code-sharing partners. SkyWest's expanded role as United Express in San Francisco will require the addition of 17 Brasilias by June 1, 1998. CRJs are utilized on longer routes to supplement existing service by major carriers, to replace larger jets on routes where service is discontinued by major carriers, to replace SkyWest's Brasilias as markets grow, and to develop new markets. SkyWest believes its utilization of CRJs is among the highest of all regional carriers operating CRJs.

     - Increase Profitability. SkyWest focuses on increasing profitability through maximizing revenues per available seat mile ("RASM") and minimizing costs per available seat mile ("CASM"). Revenues are maximized by delivery of reliable, on-time flights, excellent customer service, efficient utilization of a revenue management system and the development of profitable code-sharing relationships. SkyWest uses its recently acquired state-of-the-art revenue management system to analyze markets and booking patterns and assist in scheduling and seat inventory management to maximize revenues. The Company believes SkyWest's development of multiple code-sharing relationships has resulted in increased revenues without a proportionate increase in costs. A Company-wide emphasis on cost management and more efficient utilization of existing resources, together with the completed transition from three to two aircraft types, has resulted in lower overhead and lower unit costs while maintaining excellent customer service. CASM has declined in each fiscal year since 1993 and decreased from 16.2c for the nine months ended December 31, 1996 to 15.8c for the nine months ended December 31, 1997. These reductions in CASM have been achieved notwithstanding a decline in stage lengths as Brasilias have been shifted to shorter hub and spoke routes to increase utilization.

     - Provide Excellent Customer Service. SkyWest believes its insistence on excellent customer service in every aspect of its operations (including personnel, flight equipment, in-flight amenities, baggage handling and on-time performance and flight completion ratios) has increased customer loyalty. SkyWest also believes that excellent customer service is largely responsible for its multiple code-sharing relationships as Delta, United and Continental seek to build customer loyalty and preference by partnering with high-quality regional carriers. SkyWest completed its transition to an all cabin-class fleet in December 1996, in part to provide larger, more comfortable aircraft for its passengers. SkyWest believes that, for the nine months ended December 31, 1997, its on-time performance ratio and flight completion ratio were the highest of all regional airlines at 95.5% and 98.5%, respectively. SkyWest has achieved these performance measures by operating one of the youngest fleets in the airline industry and continuing its commitment to high quality maintenance.

ADDITIONAL BUSINESSES

     The Company is also engaged in other transportation-related businesses through two wholly-owned subsidiaries. Scenic provides air tours and general aviation services to the Grand Canyon and other scenic regions of northern Arizona, southern Utah and southern Nevada. Scenic operates 41 aircraft, including 18 specially modified VistaLiner sight-seeing airplanes. NPT provides car rental services through a fleet of Avis vehicles located at six airports served by SkyWest. During the nine months ended December 31, 1997, Scenic and NPT generated combined revenues of $27.9 million, representing 12.4% of the Company's consolidated revenues for the period.

     The principal executive offices of the Company are located at 444 South River Road, St. George, Utah 84790, and the Company's telephone number is (435) 634-3000.

                                  THE OFFERING

Common Stock offered by the Company.....................  1,400,000 Shares
Common Stock to be outstanding after the offering.......  11,717,152 Shares(1)
Use of proceeds.........................................  For expansion of operations, including the acquisition of additional aircraft and
                                                          related spare parts, support equipment and
                                                          ground and maintenance facilities, and for
                                                          general corporate purposes.
Nasdaq National Market symbol...........................  SKYW

---------------

(1) Excludes 583,865 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 287,195 shares of Common Stock available for the future grant of stock options under the Company's stock option plans at January 16, 1998.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains various forward-looking statements and information that are based on management's belief, as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's operating results are the risks and uncertainties described under "Risk Factors," including, among other things, changes in SkyWest's code-sharing relationships, fluctuations in the economy and the demand for air travel, the degree and nature of competition and SkyWest's ability to expand services in new and existing markets and to maintain profit margins in the face of pricing pressures.

                               PROPRIETARY MARKS

     Delta(R), Delta Connection(R) and The Delta Connection(R) are trademarks of Delta Air Lines, Inc. United(R) and United Express(R) are trademarks of United Airlines, Inc. Continental(R) and Continental Connection(TM) are trademarks of Continental Airlines, Inc.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND AIRLINE OPERATING DATA)

                                                                                                     NINE MONTHS ENDED
                                                      YEAR ENDED MARCH 31,                              DECEMBER 31,
                                  -------------------------------------------------------------    ----------------------
                                    1993         1994         1995         1996         1997         1996         1997
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
CONSOLIDATED STATEMENTS OF
  INCOME DATA:
  Operating revenues(1).........  $ 146,800    $ 182,908    $ 218,075    $ 245,520    $ 278,110    $ 210,039    $ 225,683
  Operating income..............     11,465       24,680       20,341        5,710(2)    15,417       13,941       26,703
  Net income....................      6,704       14,396       13,701        4,366(2)    10,111        9,003       17,277
  Net income per common
    share(3):
    Basic.......................  $    0.85    $    1.46    $    1.23    $    0.42(2) $    1.00    $    0.89    $    1.70
    Diluted.....................       0.83         1.43         1.22         0.42(2)      1.00         0.89         1.68
OTHER FINANCIAL DATA:
  EBITDAR(4)....................  $  39,057    $  56,325    $  63,932    $  57,725(2) $  75,419    $  59,436    $  73,120
AIRLINE OPERATING DATA(5):
  Passengers carried............  1,523,384    1,730,993    2,073,885    2,340,366    2,656,602    1,986,371    2,228,741
  Revenue passenger miles
    (000).......................    294,276      345,414      488,901      617,136      717,322      540,043      567,437
  Available seat miles (000)....    669,724      727,059      976,095    1,254,334    1,413,170    1,053,935    1,113,486
  Passenger load factor.........       43.9%        47.5%        50.1%        49.2%        50.8%        51.2%        51.0%
  Breakeven load factor.........       41.1%        41.2%        45.5%        48.4%        47.9%        48.2%        45.2%
  Yield per revenue
    passenger mile..............       45.0c        43.9c        36.3c        33.2c        33.3c        32.9c        34.2c
  Revenue per available seat
    mile........................       20.5c        21.6c        18.8c        16.9c        17.3c        17.3c        17.8c
  Cost per available seat
    mile........................       19.1c        18.8c        17.1c        16.6c        16.3c        16.2c        15.8c
  Average passenger trip
    length......................        193          200          236          264          270          272          255

  Number of aircraft (end of
    period):
    Embraer Brasilia............         19           23           28           35           50           47           50
    Canadair Regional Jet.......          -            4            6           10           10           10           10
    Fairchild Metroliner III....         31           28           26           18            -            5            -
                                         --           --           --           --           --           --           --
        Total aircraft..........         50           55           60           63           60           62           60

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(6)
                                                              --------    -----------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 68,730     $117,295
  Property and equipment, net...............................   140,297      140,297
  Total assets..............................................   260,933      309,498
  Long-term debt, less current maturities...................    51,248       51,248
  Stockholders' equity......................................   142,541      191,106

---------------

(1) Reflects the reclassification of non-airline commissions expense against non-airline operating revenues.

(2) Includes $6.2 million of pre-tax fleet restructuring and transition expenses related to the replacement of the Metroliner turbo-prop aircraft.

(3) Reflects restated net income per common share amounts as required by Statement of Financial Accounting Standards No. 128.

(4) EBITDAR represents earnings before interest, income taxes, depreciation, amortization and aircraft rents.

(5) Excludes the operations of Scenic and NPT. For definitions of the airline operating terms used in this table, see "Selected Consolidated Financial and Operating Data."

(6) Adjusted to reflect the sale of the 1,400,000 shares offered hereby at an assumed price of $36.875 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Company.

DEPENDENCE ON CODE-SHARING RELATIONSHIPS

     SkyWest is dependent on relationships created by code-sharing agreements with Delta, United and Continental (the "Code-Sharing Agreements") for a substantial portion of its business. Under SkyWest's Code-Sharing Agreement with Delta (the "Delta Agreement"), Delta is not prohibited from competing on routes served by SkyWest. The term of the Delta Agreement continues until April 2002, but is subject to termination in various circumstances including 180 days' notice by either party for any or no reason; provided, however, that Delta may not terminate the Delta Agreement prior to April 1999, except for cause, as defined in the Delta Agreement. The term of SkyWest's Code-Sharing Agreement with United (the "United Express Agreement") is for five years ending in September 2002 for Los Angeles operations and ten years ending in May 2008 for San Francisco operations, subject to termination by United upon 180 days' prior notice. United may, however, terminate the United Express Agreement for cause upon 30 days' written notice. Any material modification to or termination of the Code-Sharing Agreements, any substantial decrease in the number of routes served by SkyWest or SkyWest's code-sharing partners at hubs served by SkyWest or the occurrence of any event adversely affecting either of Delta or United generally could have a material adverse effect on the Company. See
"Business -- Code-Sharing Agreements."

ABILITY TO IMPLEMENT EXPANSION

     The Company's principal growth strategy is to expand SkyWest's operations to support the operations of its code-sharing partners. Such expansion, which will likely consist of entry into new markets and development of existing markets, will require additional aircraft and facilities for passenger ticketing, check-in and boarding and aircraft maintenance and storage, additional rights to use gates in the markets to be served by SkyWest and additional personnel. In particular, SkyWest recently announced its intention to expand its operations to include service as a United Express carrier at United's San Francisco hub, which, if implemented, would require the acquisition of 17 additional Brasilias, the acquisition of additional maintenance facilities, the employment of more than 475 additional employees (consisting of approximately 200 pilots and flight attendants, 50 maintenance personnel and 225 customer service personnel) and the integration of those aircraft, facilities and employees into SkyWest's existing operations. There can be no assurance that SkyWest can profitably integrate this growth. The Company presently estimates that the cost of acquiring the additional ground and maintenance facilities, support equipment and spare parts inventory required for the San Francisco expansion will be approximately $12 million. There is no assurance that the Company will be able to obtain the financing or the facilities, aircraft, gates and personnel required in connection with its proposed expansion on a timely basis. The failure to obtain such financing or such aircraft, facilities, gates or personnel could adversely affect the Company's financial condition and results of operations. Due to the limited market for purchase of Brasilia aircraft and facilities, among other factors, there can be no assurance that the Company's current estimates of the costs associated with its proposed expansion will be accurate. Any material deviation in the actual costs from the Company's current estimates could adversely affect the Company's financial condition or results of operations. In addition, part of the Company's growth strategy is to expand its code-sharing relationships into other hubs served by United. There can be no assurance, however, that such opportunities will arise or that the Company will be able to execute profitably such expansion. SkyWest is also likely to face intense competition from regional airlines currently serving the markets into which SkyWest desires to expand. Accordingly, there can be no assurance that the Company will be able to implement its growth strategy or that implementation of its growth strategy will enhance its operations and profitability. See "Business -- Business Strategy."

DEPENDENCE ON LIMITED NUMBER OF AIRCRAFT TYPES

     SkyWest's fleet consists of 50 Brasilias and ten CRJs. During the three months ended, December 31, 1997, 56% of SkyWest's available seat miles were generated by Brasilias and 44% were generated by CRJs. The Company's operations could be materially adversely affected by, among other factors, (i) the failure or inability of Embraer-Empresa Brasileira de Aeronautica S.A. (in the case of Brasilias) or Bombardier, Inc. (in the case of CRJs) to provide additional aircraft, parts or related support services on a timely basis, (ii) the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements, (iii) the issuance of Federal Aviation Administration ("FAA") directives restricting the use of a particular aircraft type in the fleet or (iv) the adverse public perception of an aircraft type as a result of an accident or other adverse publicity. See "Business -- Flight Equipment."

FUEL COSTS AND AVAILABILITY

     One of the Company's principal cost components is fuel. At SkyWest's current rate of consumption, for every one cent increase in the price of fuel, SkyWest's annual operating expenses increase by approximately $350,000. Both the cost and the availability of fuel are subject to many economic and political factors and events occurring throughout the world. The Company has no agreement with any fuel supplier assuring the availability or price of fuel, nor has the Company entered into any hedging transactions to assure the price of fuel. SkyWest's ability to pass on increased fuel costs through fare increases may be limited by several factors, including, without limitation, economic and competitive conditions. Accordingly, the future cost and availability of fuel to the Company cannot be predicted and substantial fuel cost increases, the unavailability of adequate supplies or increases in federal fuel taxes could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Competition and Economic Conditions."

OPERATING LEVERAGE

     As is characteristic of the airline industry, the Company is subject to a high degree of operating leverage. The revenues generated from a particular flight vary directly with the number of passengers carried and the fare structure of the flight. However, since fixed costs comprise a high proportion of the operating costs of each flight, the expenses of each flight do not vary proportionately with the number of passengers carried. Accordingly, any sustained decrease in the number of passengers carried or increase in operating costs that is not offset by higher fares could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL LEVERAGE

     As of December 31, 1997, the Company had outstanding $59.7 million in long-term debt, requiring debt service payments of $12.2 million in fiscal 1998, and future minimum payments under long term operating leases of $457.4 million, requiring rental payments of $42.9 million in fiscal 1998. The Company's long-term debt and operating leases require significant periodic cash payments and there can be no assurance that the Company's operations will generate sufficient cash flow to make such payments. The Company's financial leverage may impair its ability to obtain or increase the cost of obtaining additional financing, may make the Company more vulnerable to the cyclical and seasonal nature of the airline industry, may restrict the Company's ability to exploit new business opportunities and may limit the Company's flexibility in responding to changing business conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The airline industry is highly competitive. Federal deregulation of the airline industry allows competitors to rapidly enter a market and quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. The introduction of deeply discounted fares by competing carriers on routes served by SkyWest or connected to one of SkyWest's hubs or the introduction of service into competitors' hubs could have an adverse impact upon the Company's financial condition or results of operations.

     SkyWest not only competes with other regional airlines, some of which are owned by or are operated as code-sharing partners of major airlines, but also faces competition from major airline carriers on certain routes. Competition in the southern California markets, which are serviced by SkyWest from its Los Angeles hub, is particularly intense with a large number of competing carriers. Many of SkyWest's competitors are larger and have significantly greater financial and other resources than SkyWest. There can be no assurance that additional carriers will not offer competing services on SkyWest's existing or future routes. See "Business -- Competition and Economic Conditions."

GENERAL ECONOMIC CONDITIONS, CYCLICALITY AND SEASONALITY

     Generally, the airline industry is highly sensitive to economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. In the past many airlines, including SkyWest, have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers. Negative economic conditions may have a material adverse effect on regional airlines, including SkyWest.

     Historically, the Company has experienced lower revenue and earnings during the second half of its fiscal year. SkyWest's earnings have declined on a seasonal basis due to several factors including decreased business travel during the holiday season and inclement weather. In addition, a large percentage of Scenic's passengers are tourists visiting the Las Vegas and Grand Canyon areas during the summer months. See "Business -- Competition and Economic Conditions."

REGULATION

     The Company is subject to regulation by the U.S. Department of Transportation (the "DOT"), the FAA and certain other governmental agencies. Regulations promulgated by the DOT relate primarily to economic aspects of air service. The FAA principally regulates flight operations and safety matters relating to air service. In addition the Company is subject to certain other federal and state laws relating to protection of the environment, radio communications, labor relations, equal employment opportunity and other matters. The DOT and the FAA, as well as other governmental agencies regulating the Company, enforce their regulations through, among other mechanisms, (i) certifications, which are necessary for the Company's continued operations, and
(ii) administrative proceedings, which can result in civil or criminal penalties or revocation of operating authority.

     The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that the FAA believes might present a safety hazard. Such directives or orders could increase significantly the cost of airline operations.

     The Company incurs substantial costs in maintaining its current certifications and otherwise complying with the laws, rules and regulations to which it is subject. Although the Company has all certifications it believes to be necessary for its continued operation and believes that it is in compliance with all requirements currently necessary to maintain in good standing such certifications, it cannot predict whether it will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on the Company. See "Business -- Regulation."

BRAZILIAN DEFAULT RISK

     In connection with SkyWest's acquisition of substantially all of its Brasilia aircraft, the Company has obtained the right to receive subsidy payments through an export support program sponsored by the Federative Republic of Brazil. The amount of these subsidies, which are offered by the Brazilian government as an economic incentive to purchasers of the Brazilian-made Embraer aircraft and are currently payable through

December 2006, fluctuates based upon the number and age of the Brasilia aircraft eligible for subsidy payments. The subsidies currently represent approximately $6 million in annual credits against the Company's interest and aircraft rental expense related to Brasilia purchases. The subsidies would be jeopardized if the Brazilian government failed to meet its obligations under the export support program. From time to time, the Brazilian government has experienced economic conditions which have impaired the creditworthiness of such governmental obligations. Any termination or significant interruption of the Brazilian subsidy payments, which could occur for a number of reasons including the failure of the Brazilian government to meet its obligations under its export support program, could have a material adverse effect on the Company's financial condition or results of operations. There can be no assurance that a default will not occur under the Brazilian export support program.

VOLATILITY OF STOCK PRICE

     The Common Stock is quoted on the Nasdaq National Market, and its trading price has fluctuated over a broad range. See "Price Range of Common Stock and Dividends." The trading price of the Common Stock could continue to fluctuate widely in response to variations in quarterly operating and financial results, announcements by the Company or its competitors, industry trends, legislative or regulatory changes, general economic conditions or other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies.

DIVIDENDS

     Historically, the Company has paid dividends in varying amounts on its Common Stock. See "Price Range of Common Stock and Dividends." The future payment and amount of cash dividends will depend upon the Company's financial condition and results of operations, loan covenants and other factors deemed relevant by the Company's Board of Directors. There can be no assurance that the Company will continue its policy of paying dividends on the Common Stock or that the Company will have the financial resources to pay such dividends.

LABOR RELATIONS

     From time to time, the Company, which does not currently have any employees represented by labor unions, becomes aware of collective bargaining organizational efforts among its employees. The Company recognizes that such efforts will likely continue in the future and may ultimately result in some or all of its employees being represented by a union. If such efforts are successful, the Company may be subjected to risks of work interruption or stoppage and incur additional expenses associated with union representation of its employees. In connection with SkyWest's proposed expansion to northern California, it anticipates that it will hire at least 475 additional employees, many of whom may be represented by a union in their current employment.

DELTA OPTION AGREEMENT

     Under the terms of a Stock Option Agreement executed by the Company and Delta concurrently with the Delta Agreement (the "Delta Option Agreement"), Delta acquired shares of Common Stock, which currently represent approximately 15.1% of the outstanding Common Stock (13.3% after giving effect to the issuance of the shares offered hereby), certain preemptive rights and registration rights with respect to the Common Stock owned by Delta and certain rights to representation on the Company's Board of Directors. Delta's rights under the Delta Option Agreement may permit Delta to influence the management and policies of the Company, and Delta's ownership of shares of Common Stock may give it the ability to affect the outcome of matters submitted to a vote of the Company's shareholders. See "Description of Capital Stock -- Common Stock" and "-- Board of Directors."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Articles of Incorporation and Bylaws, including provisions authorizing the issuance of Preferred Stock from time to time without stockholder approval, may have the effect of delaying or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. In addition, the provisions of the Utah Control Shares Acquisition Act may discourage persons or entities interested in acquiring a significant interest in or control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,400,000 shares of Common Stock offered hereby, after deducting underwriting discounts and offering expenses, are estimated to be approximately $48.6 million ($55.9 million if the Underwriters' over-allotment option is exercised in full).

     The Company currently intends to use the net proceeds of the offering for expansion of operations, including the acquisition of additional aircraft and related spare parts, support equipment and ground facilities, and for other general corporate purposes. Based upon circumstances existing immediately prior to each aircraft acquisition, management will determine whether to purchase such aircraft with a portion of the net proceeds from the offering or to finance the acquisition of such aircraft through long-term loans or lease arrangements. The Company believes the expenses of obtaining such loans or leases may be reduced and the availability of such loans or leases may be facilitated by the increase in stockholders' equity resulting from this offering. In connection with SkyWest's planned expansion as the United Express carrier at United's San Francisco hub, the Company estimates that the cost of acquiring the additional ground and maintenance facilities, support equipment and spare parts inventory required for the planned expansion will be approximately $12 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending specific use, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is quoted on the Nasdaq National Market under the symbol "SKYW." The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock, as reported by the Nasdaq National Market, and the cash dividends declared by the Company.

                                                                        CASH
                                                                      DIVIDENDS
                                                   HIGH      LOW      DECLARED
                                                  ------    ------    ---------
FISCAL 1996:
  Quarter ended June 30, 1995...................  $23.50    $14.13      $0.17
  Quarter ended September 30, 1995..............   25.38     17.00         --
  Quarter ended December 31, 1995...............   19.75     12.88       0.08
  Quarter ended March 31, 1996..................   14.75     12.38         --
FISCAL 1997:
  Quarter ended June 30, 1996...................  $20.75    $12.88      $0.08
  Quarter ended September 30, 1996..............   18.38     14.00       0.05
  Quarter ended December 31, 1996...............   15.88     12.38       0.05
  Quarter ending March 31, 1997.................   14.75     11.75       0.05
FISCAL 1998:
  Quarter ended June 30, 1997...................  $17.38    $12.00      $0.05
  Quarter ended September 30, 1997..............   21.00     15.25       0.05
  Quarter ended December 31, 1997...............   30.13     19.75       0.05
  Quarter ending March 31, 1998 (through January
     20, 1998)..................................   37.00     28.25         --

     The closing sale price of the Common Stock, as reported by the Nasdaq National Market, on January 20, 1998 was $36.875 per share. As of January 16, 1998, the number of shares of Common Stock outstanding was 10,317,152 shares, held by approximately 1,100 stockholders of record, which does not include shares held in securities position listings.

     The Company has historically paid cash dividends on its Common Stock. In August 1996, the Company revised its dividend policy from paying a regular annual dividend, supplemented by special quarterly dividends paid from time to time, to a policy of paying a regular quarterly cash dividend of $0.05 per share. The future payment and amount of cash dividends will depend upon the Company's financial condition and results of operations, applicable loan covenants and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company at December 31, 1997, and as adjusted to give effect to the sale of the 1,400,000 shares of Common Stock offered hereby at an assumed offering price of $36.875 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt(1)........................  $  8,429     $  8,429
                                                              ========     ========
Long-term debt(1)...........................................  $ 51,248     $ 51,248
                                                              --------     --------
Stockholders' equity:
  Preferred Stock, no par value; 5,000,000 shares
     authorized, none outstanding...........................        --           --
  Common Stock, no par value; 40,000,000 shares authorized,
     10,300,953 shares outstanding; 11,700,953 shares
     outstanding, as adjusted(2)............................    71,107      119,672
  Retained earnings.........................................    71,434       71,434
                                                              --------     --------
     Total stockholders' equity.............................   142,541      191,106
                                                              --------     --------
     Total capitalization...................................  $193,789     $242,354
                                                              ========     ========

---------------

(1) As of December 31, 1997, SkyWest had financed 44 of its aircraft and certain of its airport and maintenance facilities through operating leases. See Note 4 of the Company's Notes to Consolidated Financial Statements incorporated herein by reference.

(2) Excludes 600,064 shares issuable upon exercise of outstanding stock options granted by the Company at a weighted average exercise price of $17.15 per share and 287,195 shares available for the future grant of shares of Common Stock upon the exercise of stock options under the Company's stock option plans. See Note 5 of the Company's Notes to Consolidated Financial Statements incorporated herein by reference.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and airline operating data with respect to the Company for the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. See "Incorporation of Certain Information by Reference." The selected consolidated financial data as of and for each of the fiscal years ended March 31, 1993 through 1997 have been derived from the Consolidated Financial Statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of and for the nine months ended December 31, 1996 and 1997 have been derived from the unaudited Consolidated Financial Statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the nine months ended December 31, 1997 are not necessarily indicative of results to be expected for the fiscal year ending March 31, 1998. The Other Financial Data and Airline Operating Data set forth below are unaudited.

                                                                                                            NINE MONTHS ENDED
                                                          YEAR ENDED MARCH 31,                                DECEMBER 31,
                                    -----------------------------------------------------------------   -------------------------
                                       1993         1994         1995          1996          1997          1996          1997
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME
  DATA(1):
  Operating revenues:
    Passenger.....................  $  132,430   $  151,699   $   177,588   $   205,034   $   239,222   $   177,768   $   193,783
    Freight.......................       2,573        3,099         3,802         4,291         4,174         3,120         3,099
    Public service and other......       2,067        2,411         2,401         2,159         1,243           980           852
    Nonairline....................       9,730       25,699        34,284        34,036        33,471        28,171        27,949
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
         Total operating
           revenues...............     146,800      182,908       218,075       245,520       278,110       210,039       225,683
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
  Operating expenses:
    Flying operations.............      51,421       52,256        68,135        85,117       101,689        75,536        78,550
    Aircraft, traffic and
      passenger service...........      22,230       22,621        28,218        32,522        37,044        27,234        28,464
    Maintenance...................      21,804       21,853        25,530        28,713        29,149        21,594        21,721
    Promotion and sales...........      15,072       16,527        20,369        25,965        29,606        22,155        20,307
    Depreciation and
      amortization................       7,478        8,967        11,896        15,392        18,481        13,644        14,169
    General and administrative....       8,954       12,306        11,605        11,962        12,577         9,320        11,006
    Fleet restructuring and
      transition..................          --           --            --         6,247            --            --            --
    Nonairline....................       8,376       23,698        31,981        33,892        34,147        26,615        24,763
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
         Total operating
           expenses...............     135,335      158,228       197,734       239,810       262,693       196,098       198,980
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
  Operating income................      11,465       24,680        20,341         5,710        15,417        13,941        26,703
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
  Other income (expense):
    Interest expense..............      (1,410)      (1,978)       (1,100)       (2,163)       (2,431)       (1,507)       (2,037)
    Interest income...............         445        1,069         2,826         2,707         2,481         1,853         2,681
    Gain on sales of property and
      equipment...................          43           74           173           556         1,113           339           541
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
         Total other income
           (expense)..............        (922)        (835)        1,899         1,100         1,163           685         1,185
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
  Income before provision for
    income taxes..................      10,543       23,845        22,240         6,810        16,580        14,626        27,888
  Provision for income taxes......       3,839        9,449         8,539         2,444         6,469         5,623        10,611
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Net income........................  $    6,704   $   14,396   $    13,701   $     4,366   $    10,111   $     9,003   $    17,277
                                    ==========   ==========   ===========   ===========   ===========   ===========   ===========
Net income per common share(2):
  Basic...........................  $     0.85   $     1.46   $      1.23   $      0.42   $      1.00   $      0.89   $      1.70
  Diluted.........................        0.83         1.43          1.22          0.42          1.00          0.89          1.68
Weighted average common shares
  outstanding(2):
  Basic...........................       7,927        9,883        11,112        10,284        10,085        10,073        10,179
  Diluted.........................       8,061       10,063        11,214        10,368        10,124        10,104        10,297

                                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED MARCH 31,                             DECEMBER 31,
                                         --------------------------------------------------------------   -----------------------
                                            1993         1994         1995         1996         1997         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT AIRLINE OPERATING DATA)
OTHER FINANCIAL DATA:
  EBITDAR(3)...........................  $   39,057   $   56,325   $   63,932   $   57,725   $   75,419   $   59,436   $   73,120
AIRLINE OPERATING DATA(4):
  Passengers carried...................   1,523,384    1,730,993    2,073,885    2,340,366    2,656,602    1,986,371    2,228,741
  Revenue passenger miles (000)(5).....     294,276      345,414      488,901      617,136      717,322      540,043      567,437
  Available seat miles (000)(6)........     669,724      727,059      976,095    1,254,334    1,413,170    1,053,935    1,113,486
  Passenger load factor(7).............        43.9%        47.5%        50.1%        49.2%        50.8%        51.2%        51.0%
  Breakeven load factor(8).............        41.1%        41.2%        45.5%        48.4%        47.9%        48.2%        45.2%
  Yield per revenue passenger
    mile(9)............................        45.0c        43.9c        36.3c        33.2c        33.3c        32.9c        34.2c
  Revenue per available seat
    mile(10)...........................        20.5c        21.6c        18.8c        16.9c        17.3c        17.3c        17.8c
  Cost per available seat mile(11).....        19.1c        18.8c        17.1c        16.6c        16.3c        16.2c        15.8c
  Average passenger trip length........         193          200          236          264          270          272          255

  Number of aircraft (end of
    period)(12):
    Embraer Brasilia...................          19           23           28           35           50           47           50
    Canadair Regional Jet..............           -            4            6           10           10           10           10
    Fairchild Metroliner III...........          31           28           26           18            -            5            -
                                                 --           --           --           --           --           --           --
         Total aircraft................          50           55           60           63           60           62           60
CONSOLIDATED BALANCE SHEET DATA:
  Working capital......................  $   12,334   $   66,615   $   46,039   $   32,818   $   45,273   $   40,670   $   68,730
  Property and equipment, net..........      56,458       89,962      110,241      145,071      137,743      142,129      140,297
  Total assets.........................      86,945      184,017      188,182      227,550      232,898      232,680      260,933
  Long-term debt, less current
    maturities.........................      18,391       26,647       29,553       53,736       47,337       48,907       51,248
  Stockholders' equity.................      42,766      122,788      117,684      115,800      124,552      123,753      142,541

---------------

 (1) Reflects the reclassification of nonairline commissions expense against non-airline operating revenues.

 (2) Reflects restated net income per common share amounts and weighted average common shares outstanding as required by Statement of Financial Accounting Standards No. 128.

 (3) EBITDAR represents earnings before interest, income taxes, depreciation, amortization and aircraft rents. EBITDAR is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (4) Excludes the operations of Scenic and NPT.

 (5) Revenue passengers multiplied by miles flown.

 (6) Passenger seats available multiplied by miles flown.

 (7) Revenue passenger miles divided by available seat miles.

 (8) Passenger load factor at which total airline operating revenues equals total airline operating expenses, including interest expense. Calculated by dividing airline operating expenses and interest expense by airline operating revenues and multiplying the result by passenger load factor.

 (9) Passenger revenues divided by revenue passenger miles flown.

(10) Airline operating revenues divided by available seat miles.

(11) Airline operating expenses and interest expense divided by available seat miles.

(12) Of the 60 aircraft operated by SkyWest at December 31, 1997, 44 were financed through operating leases.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company, through SkyWest, operates a regional airline offering scheduled passenger service with approximately 580 daily departures to 46 cities in 12 western states and Canada. Total operating revenues and passengers carried have grown consistently from fiscal 1993 through fiscal 1997, at compound annual growth rates of approximately 17% and 15%, respectively. In fiscal 1993, SkyWest generated approximately 670 million available seat miles ("ASMs") with its fleet of thirty-one 19-seat Metroliners and nineteen 30-seat Brasilias at fiscal year end. As a result of the introduction of the 50-seat CRJs beginning in fiscal 1994, the expansion of the Brasilia fleet and the strategic transition out of the Metroliner aircraft as of December 1996, SkyWest generated approximately 1.4 billion ASMs in fiscal 1997 with a fleet of 50 Brasilias and 10 CRJs at fiscal year end. This transition out of the Metroliner aircraft enabled SkyWest to upgrade its aircraft to an all cabin-class fleet of Brasilias and CRJs, which offer increased passenger acceptance and capacity and higher operating efficiencies. This transition resulted in one-time pre-tax fleet restructuring and transition expenses of $6.2 million, or $0.38 per share, in fiscal 1996.

     In fiscal 1997, the Company generated net income of $10.1 million, compared to $4.4 million in fiscal 1996. The Company's profitability has continued to improve in fiscal 1998 with net income for the nine months ended December 31, 1997 increasing 91.9% to $17.3 million from $9.0 million in the prior year period. The improvement since fiscal 1996 reflects, among other factors, the addition of United as a code-sharing partner and the completion of SkyWest's transition to an all cabin-class fleet.

     SkyWest has been a code-sharing partner with Delta and Continental since 1987 and 1995, respectively. SkyWest recently expanded its code-sharing relationships to include United effective October 1, 1997. SkyWest operates as the Delta Connection in Salt Lake City and Los Angeles, as United Express in Los Angeles and as the Continental Connection in selected California markets. SkyWest has executed an addendum to the United Express Agreement, expanding SkyWest's operations to serve as the United Express carrier in San Francisco beginning June 1, 1998. SkyWest believes that its success in attracting multiple code-sharing relationships is attributable to its delivery of high quality customer service with an all cabin-class fleet.

     Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and United Express contract flying. On the majority of flights currently operated by SkyWest (74% during the quarter ended December 31, 1997), SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On United Express contract routes, United controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from United negotiated minimum payments per flight departure and incentives related to passenger volumes and levels of customer service. For the quarter ended December 31, 1997, 69% of the Company's capacity was generated in the Delta and Continental codes and 31% in the United code, while 74% was SkyWest-controlled flying and 26% was contract flying. As a result of SkyWest's planned San Francisco expansion, management expects that the percentages of SkyWest capacity in the United code and in contract flying will increase.

     The Company has continued to emphasize cost management and better utilization of existing resources. During the period from fiscal 1993 through fiscal 1997, cost per ASM decreased from 19.1c to 16.3c. For the nine months ended December 31, 1997, cost per ASM decreased further to 15.8c. This reduction was due primarily to the introduction of the CRJs, which offer lower unit operating costs on longer stage lengths. In addition, the transition to an all-Brasilia turbo-prop fleet has resulted in fewer flight interruptions and lower maintenance costs. Furthermore, increased employee productivity has enabled the Company to grow with few additional employees, except for flight crews to operate the larger Embraer and CRJ aircraft.

RESULTS OF OPERATIONS

     The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

                                                                  YEAR ENDED MARCH 31,
                                 ---------------------------------------------------------------------------------------
                                            1995                          1996                          1997
                                 ---------------------------   ---------------------------   ---------------------------
                                            PERCENT    CENTS              PERCENT    CENTS              PERCENT    CENTS
                                               OF       PER                  OF       PER                  OF       PER
                                  AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM
                                 --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                                 (DOLLARS IN THOUSANDS)
Salaries, wages and employee
 benefits......................  $ 49,684     27.0%     5.1c   $ 56,005     26.5%     4.5c   $ 60,759     24.8%     4.3c
Aircraft expenses..............    35,355     19.2      3.6      43,009     20.3      3.4      49,822     20.4      3.5
Maintenance....................    18,350     10.0      1.9      20,779      9.8      1.7      20,929      8.6      1.4
Fuel...........................    16,625      9.0      1.7      23,084     10.9      1.8      30,713     12.6      2.2
Other..........................    45,742     24.9      4.7      56,794     26.9      4.5      66,323     27.0      4.7
Interest.......................     1,086      0.6      0.1       2,160      1.0      0.2       2,431      1.0      0.2
Fleet restructuring and
 transition expenses...........        --       --       --       6,247      3.0      0.5          --       --       --
                                 --------       --      ----   --------       --      ----   --------      ---      ----
Total airline expenses and
 interest......................   166,842     90.7     17.1c    208,078     98.4     16.6c    230,977     94.4     16.3c
                                                        ====                          ====                          ====
Nonairline expenses and
 interest......................    31,992     93.3               33,895     99.6               34,147    102.0
                                 --------                      --------                      --------
Total operating expenses and
 interest......................  $198,834     91.2%            $241,973     98.6%            $265,124     95.3%
                                 ========                      ========                      ========

                                              NINE MONTHS ENDED DECEMBER 31,
                                 ---------------------------------------------------------
                                            1996                          1997
                                 ---------------------------   ---------------------------
                                            PERCENT    CENTS              PERCENT    CENTS
                                               OF       PER                  OF       PER
                                  AMOUNT    REVENUES    ASM     AMOUNT    REVENUES    ASM
                                 --------   --------   -----   --------   --------   -----

Salaries, wages and employee
 benefits......................  $ 45,144     24.8%     4.3c   $ 49,866     25.2%      4.5c
Aircraft expenses..............    36,781     20.2      3.5      39,127     19.8       3.5
Maintenance....................    15,481      8.5      1.5      15,163      7.7       1.4
Fuel...........................    22,640     12.4      2.1      22,176     11.2       2.0
Other..........................    49,438     27.2      4.7      47,884     24.2       4.3
Interest.......................     1,507      0.8      0.1       1,354      0.7       0.1
Fleet restructuring and
 transition expenses...........        --       --       --          --       --        --
                                 --------       --      ----   --------       --      ----
Total airline expenses and
 interest......................   170,991     94.0     16.2c    175,570     88.8      15.8c
                                                        ====                          ====
Nonairline expenses and
 interest......................    26,615     94.5               25,447     91.0
                                 --------                      --------
Total operating expenses and
 interest......................  $197,606     94.1%            $201,017     89.1%
                                 ========                      ========

NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

     For the nine months ended December 31, 1997, SkyWest enplaned a record number of passengers and the Company reported record consolidated net income of $17.3 million, or $1.68 diluted net income per share, compared to net income of $9.0 million, or $0.89 per share, for the nine months ended December 31, 1996. Consolidated operating revenues increased 7.4% to a record $225.7 million for the nine months ended December 31, 1997, compared to $210.0 million for the comparable period in 1996.

     Passenger revenues, which represented 85.9% of total consolidated operating revenues, increased 9.0% to $193.8 million for the nine months ended December 31, 1997, compared to $177.8 million or 84.6% of total consolidated operating revenues for the nine months ended December 31, 1996. The increase resulted primarily from a 5.1% increase in RPMs as well as a 4.0% increase in yield per RPM. SkyWest entered into a new code-sharing relationship with United and began operating as United Express in Los Angeles beginning October 1, 1997. This operation has resulted in both increased RPMs and increased yield per RPM. The increased yield per RPM also resulted from an increase in SkyWest's portion of prorated fares with Delta in certain markets. Additionally, SkyWest acquired a new state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. The combination of these factors was principally responsible for an increase in revenue per ASM to 17.8c for the nine months ended December 31, 1997, compared to 17.3c for the same period of 1996.

     Management has continued its efforts to reduce airline operating costs per ASM and as a percentage of airline operating revenues. For the nine months ended December 31, 1997, total airline expenses and interest were 88.8% of airline operating revenues compared to 94.0% for the nine months ended December 31, 1996.

     Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 25.2% for the nine months ended December 31, 1997, from 24.8% for the nine months ended December 31, 1996. The average number of full-time equivalent employees for the nine months ended December 31, 1997, was 1,916 compared to 1,847 for the nine months ended December 31, 1996. The increase in number of personnel was due to hiring flight attendants and customer service personnel to support increased operations. Salaries, wages and employee benefits per ASM increased slightly to 4.5c for the nine months ended December 31, 1997, compared to 4.3c for the nine months ended December 31, 1996, due primarily to increased employee incentives and profit sharing.

     Aircraft expenses, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 19.8% for the nine months ended December 31, 1997, from 20.2% for the nine months ended December 31, 1996. Aircraft costs per ASM were consistent at 3.5c for the nine months ended December 31, 1997 and 1996.

     Maintenance expense decreased as a percentage of airline operating revenues to 7.7% for the nine months ended December 31, 1997, from 8.5% for the nine months ended December 31, 1996. This decrease resulted primarily from the acquisition and utilization of 15 new Brasilia aircraft, which are more efficient than Metroliner aircraft. Maintenance expense per ASM decreased slightly to 1.4c for the nine months ended December 31, 1997, from 1.5c for the nine months ended December 31, 1996.

     Fuel expenses decreased as a percentage of airline operating revenues to 11.2% for the nine months ended December 31, 1997, from 12.4% for the nine months ended December 31, 1996, due primarily to a decrease in the average fuel price per gallon to $0.85 from $0.94. Fuel costs per ASM decreased to 2.0c for the nine months ended December 31, 1997, from 2.1c for the nine months ended December 31, 1996.

     Other expenses, consisting primarily of commissions, landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased as a percentage of airline operating revenues to 24.2% for the nine months ended December 31, 1997, from 27.2% for the nine months ended December 31, 1996. The decrease is due primarily to SkyWest not incurring certain commissions on contract-related passenger revenues.

     Nonairline revenues, generated from the operations of Scenic and NPT, decreased 0.8% to $27.9 million for the nine months ended December 31, 1997 from $28.2 million for the nine months ended December 31, 1996. Nonairline expenses and interest decreased 4.4% to $25.4 million for the nine months ended December 31, 1997, compared to $26.6 million for the nine months ended December 31, 1996. The decrease was primarily due to implementation of cost control measures and the restructuring of the financing of flight equipment and facilities.

FISCAL 1997 COMPARED TO FISCAL 1996

     Consolidated operating revenues increased 13.3% to a record $278.1 million in fiscal 1997 compared to $245.5 million in fiscal 1996. SkyWest also experienced continued growth in passenger enplanements, RPMs and ASMs during fiscal 1997 compared to fiscal 1996. Consolidated net income increased to $10.1 million, or $1.00 diluted net income per share, in fiscal 1997, compared to net income of $4.4 million, or $0.42 per share, in fiscal 1996. The fiscal 1996 results include pre-tax fleet restructuring and transition expenses of $6.2 million, or $0.38 per share, resulting from a fleet rationalization plan related to a restructuring of SkyWest's turbo-prop fleet.

     Passenger revenues, which represented 86.0% of total operating revenues, increased 16.7% to $239.2 million in fiscal 1997 from $205.0 million in fiscal 1996. The increase was primarily due to a 16.2% increase in RPMs, while yield per RPM remained relatively constant at 33.3c in fiscal 1997 compared to 33.2c in fiscal 1996. The increase in RPMs was due to a 20.3% increase in ASMs generated by CRJs, which were used to provide service from Salt Lake City to destinations such as San Francisco, California, Pasco, Washington and Colorado Springs, Colorado. Additionally, SkyWest acquired 15 new Brasilia aircraft to replace the 18 remaining Metroliner aircraft as their leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 12.7% increase in ASMs. The growth in RPMs exceeded the growth in ASMs and resulted in a passenger load factor of 50.8% in fiscal 1997 compared to 49.2% in fiscal 1996. As a result of the increased passenger load factor and a 0.3% increase in yield per RPM, revenue per ASM increased 2.4% to 17.3c in fiscal 1997 from 16.9c in fiscal 1996.

     Total airline operating expenses and interest were 94.4% of airline operating revenues in fiscal 1997 compared to 98.4% in fiscal 1996. Exclusive of the one-time charge related to the fleet restructuring and transition from Metroliner to Brasilia aircraft recorded in fiscal 1996, total airline operating expenses and interest, as a percentage of airline operating revenues, decreased to 94.4% in fiscal 1997 from 95.4% in fiscal 1996. This percentage decrease was due to a 16.7% growth rate in passenger revenues compared to a 14.4% increase in operating expenses and interest. The 14.4% increase in operating expenses and interest was exclusive of the one-time fleet restructuring and transition expense recorded in fiscal 1996. Airline operating costs per ASM decreased to 16.3c in fiscal 1997 from 16.6c in fiscal 1996. Exclusive of the one-time fleet restructuring and transition expense, airline operating costs per ASM would have been 16.1c for fiscal 1996. The slight increase in cost per ASM in fiscal 1997 was primarily due to increased fuel costs.

     Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 24.8% in fiscal 1997 from 26.5% in fiscal 1996. The decrease was primarily due to airline operating revenues increasing at a faster rate than employee related expenses. The average number of employees was 1,852 for fiscal 1997 compared to 1,753 for fiscal 1996. The increase was primarily due to the addition of flight attendants for new Brasilia aircraft. Salaries, wages and employee benefits per ASM decreased to 4.3c in fiscal 1997 from 4.5c in fiscal 1996.

     Aircraft expenses, including aircraft rent and depreciation, increased slightly as a percentage of airline operating revenues to 20.4% in fiscal 1997 from 20.3% in fiscal 1996, as a result of the fleet transition to Brasilia aircraft. Aircraft expenses per ASM were 3.5c in fiscal 1997, as compared to 3.4c in fiscal 1996.

     Maintenance expense decreased slightly as a percentage of airline operating revenues to 8.6% in fiscal 1997 from 9.8% in fiscal 1996. Maintenance cost per ASM decreased to 1.4c in fiscal 1997 from 1.7c in fiscal 1996 due to the efficiency of additional new Brasilia aircraft.

     Fuel expenses increased as a percentage of airline operating revenues to 12.6% in fiscal 1997 compared to 10.9% in fiscal 1996. The increase was primarily due to an 18.8% increase in the average fuel price per gallon to $0.95 in fiscal 1997 from $0.80 in fiscal 1996. As a result, fuel costs per ASM increased to 2.2c in fiscal 1997 from 1.8c in fiscal 1996.

     Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 27.0% in fiscal 1997 compared to 26.9% in fiscal 1996. The increase was due primarily to rate increases in customer reservation systems booking fees. In addition, SkyWest experienced rate increases in landing fees and general passenger handling charges. Interest expense as a percentage of airline operating revenues was 1.0% in fiscal 1997 and fiscal 1996.

     Nonairline revenues decreased 1.7% to $33.5 million in fiscal 1997 compared to $34.0 million in fiscal 1996. The decrease was due to decreased passenger enplanements in fiscal 1997. Nonairline expenses increased 0.8% to $34.1 million for fiscal 1997 compared to $33.9 million for fiscal 1996. The slight increase was due primarily to increased fuel costs.

FISCAL 1996 COMPARED TO FISCAL 1995

     SkyWest experienced continued growth in RPMs, ASMs, and passenger enplanements during fiscal 1996 compared to fiscal 1995. Consolidated operating revenues increased 12.6% to a record $245.5 million in fiscal 1996 compared to $218.1 million in fiscal 1995. Consolidated net income decreased to $4.4 million, or $0.42 diluted net income per share, in fiscal 1996, compared to net income of $13.7 million, or $1.22 per share, in fiscal 1995. The fiscal 1996 results included a pre-tax fleet restructuring and transition expense of $6.2 million, or $0.38 per share, resulting from a fleet rationalization plan that related to a restructuring of SkyWest's turbo-prop fleet. The $6.2 million fleet restructuring and transition expense primarily represented crew-related costs associated with the discontinuance of Metroliner aircraft operations as well as accelerated maintenance costs associated with the early termination of Metroliner leases. The amount consisted of $2.4 million of costs incurred in fiscal 1996 and an accrual for $3.8 million of fiscal 1997 restructuring costs. The fleet rationalization plan resulted in an all Brasilia turbo-prop fleet and was completed by December 1996.

     Passenger revenues, which represented 83.5% of total operating revenues, increased 15.5% to $205.0 million in fiscal 1996 from $177.6 million in fiscal 1995. The increase was due to a 26.2% increase in RPMs offset by an 8.5% decrease in yield per RPM to 33.2c in fiscal 1996 from 36.3c in fiscal 1995. The increase in RPMs was due to the addition of four new CRJs and seven new Brasilias, which replaced eight Metroliners as leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 28.5% increase in ASMs. The growth in ASMs exceeded the growth in RPMs and resulted in a decrease in passenger load factor to 49.2% in fiscal 1996 from 50.1% in fiscal 1995. Although the passenger load factor was only down 0.9 points and in spite of a strong trend of growth in demand exceeding growth in capacity during the fourth quarter, passenger enplanements did not meet management's expectation during the first nine months due to the following factors: (i) growing reluctance of airline passengers to book flights on Metroliner aircraft which do not have cabin-class amenities, (ii) the schedule restructuring by Delta at the Los Angeles hub, which significantly reduced daily departures commencing in May 1995, thereby reducing SkyWest's connection opportunities, (iii) the impact of indirect competition from low-fare carriers and (iv) a continuing reluctance of travel agents to book passengers on the Delta system after Delta instigated commission caps in the spring of 1995 as well as commission overrides being offered by SkyWest's competitors.

     Yield per revenue passenger mile decreased 8.5% to 33.2c in fiscal 1996 compared to 36.3c in fiscal 1995. The decrease was due to an 11.9% increase in the average passenger trip length resulting from growing regional jet operations. The 8.5% decrease in yield coupled with a lower passenger load factor resulted in a decrease in revenue per ASM to 16.9c in fiscal 1996 compared to 18.8c in fiscal 1995.

     Total airline operating expenses and interest were 98.4% of airline operating revenues in fiscal 1996 compared to 90.7% in fiscal 1995. This percentage increase was due to passenger enplanements not meeting expectations which resulted in passenger revenues falling short of internal plans as well as the airline incurring one-time fleet restructuring and transition expenses. Exclusive of one-time fleet restructuring and transition expenses, total airline operating expenses increased 21.0% for fiscal 1996 over fiscal 1995, while ASMs increased 28.5%. Due to the continuing fleet rationalization program, management has continued to reduce airline operating costs per ASM. Airline operating costs per ASM decreased to 16.6c in fiscal 1996 from 17.1c in fiscal 1995. Exclusive of the one-time fleet restructuring and transition expenses, airline operating costs per ASM would have been 16.1c for fiscal 1996.

     Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 26.5% in fiscal 1996 from 27.0% in fiscal 1995. The decrease was primarily due to lower employee incentive payments resulting from the decrease in profitability for fiscal 1996 compared to fiscal 1995. The average number of full-time equivalent employees was 1,753 for 1996 compared to 1,760 for fiscal 1995. Salaries, wages and employee benefits per ASM decreased to 4.5c in fiscal 1996 from 5.1c in fiscal 1995.

     Aircraft expenses, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 20.3% in fiscal 1996 from 19.2% in fiscal 1995. This percentage increased as a result of the utilization of additional Brasilia and CRJ aircraft as well as passenger traffic falling short of management's expectations, resulting in lower operating revenues. Aircraft costs per ASM decreased slightly to 3.5c in fiscal 1996 from 3.6c in fiscal 1995.

     Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.8% in fiscal 1996 from 10.0% in fiscal 1995. Maintenance cost per ASM decreased to 1.6c in fiscal 1996 from 1.9c in fiscal 1995, primarily due to the increased ASMs generated from operations.

     Fuel expenses increased as a percentage of airline operating revenues to 10.9% in fiscal 1996 compared to 9.0% in fiscal 1995. The increase was primarily due to an increase in the average fuel price per gallon to $0.80 in fiscal 1996 from $0.74 in fiscal 1995. As a result, fuel costs per ASM increased slightly to 1.8c in fiscal 1996 from 1.7c in fiscal 1995.

     Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 26.9% in fiscal 1996 compared to 24.9% in fiscal 1995. The increase was primarily due to significant rate increases in customer reservation systems booking fees. In addition, SkyWest experienced rate increases in landing fees and general passenger handling charges. Interest expense increased as a percentage of airline operating revenues to 1.0% in fiscal 1996 from 0.6% in fiscal 1995. The increase was due to an increase in debt financings of new Brasilia aircraft.

     Nonairline revenues decreased 0.7% to $34.0 million in fiscal 1996 from $34.3 million in fiscal 1995. Nonairline net income decreased to $0.4 million in fiscal 1996 from $1.6 million in fiscal 1995. The decreases were primarily due to the following factors: (i) a decrease in overall tourist traffic in the Grand Canyon/Las Vegas market, (ii) the impact of low-fare competition and (iii) Scenic's difficulty in differentiating its premium touring packages from low price transportation alternatives. Nonairline expenses increased 6.0% to $33.9 million for fiscal 1996 compared to $32.0 million for fiscal 1995. The increase was primarily attributable to increased fuel costs.

SEASONALITY

     As is common in its industry, the Company's operations are favorably affected by increased travel historically occurring in the summer months and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights principally during the winter months. However, the Company does expect some mitigation of the historical seasonal trends due to an increase in the portion of its operations in contract flying with United. Scenic's business is also seasonal in nature. A large percentage of Scenic's passengers are tourists visiting the Las Vegas and Grand Canyon areas during the summer months.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain quarterly financial and operating data for the periods indicated:

                                                  FISCAL 1997                             FISCAL 1998
                                   ------------------------------------------   -------------------------------
                                   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                     1996       1996        1996       1997       1997       1997        1997
                                   --------   ---------   --------   --------   --------   ---------   --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues...............  $ 70,569    $ 75,819   $ 63,651   $ 68,071   $ 72,115    $ 80,302   $ 73,266
Operating income (loss)..........     7,678       7,999     (1,736)     1,476      6,703      12,248      7,752
Net income (loss)................     4,834       4,990       (821)     1,108      4,345       7,510      5,422
Net income (loss) per common
  share:
  Basic..........................  $   0.48    $   0.50   $  (0.08)  $   0.11   $   0.43    $   0.74   $   0.53
  Diluted........................      0.48        0.49      (0.08)      0.11       0.43        0.73       0.52

Revenue passenger miles (000s)...   179,647     188,161    172,235    177,279    189,040     195,752    182,645
Available seat miles (000s)......   344,454     358,437    351,044    359,235    372,901     377,448    363,137
Passenger load factor............      52.2%       52.5%      49.1%      49.3%      50.7%       51.9%      50.3%
Yield per revenue passenger
  mile...........................      33.2c       33.2c      32.3c      34.7c      32.5c       34.2c      35.8c
Revenue per available seat
  mile...........................      17.7c       17.8c      16.2c      17.5c      16.9c       18.1c      18.3c
Cost per available seat mile.....      16.0c       16.2c      16.4c      16.7c      15.4c       15.8c      16.1c

LIQUIDITY AND CAPITAL RESOURCES

     The Company had working capital of $68.7 million and a current ratio of 2.4:1 at December 31, 1997, compared to working capital of $45.3 million and a current ratio of 2.0:1 at March 31, 1997. During the first nine months of fiscal 1998, the Company invested $17.3 million in flight equipment, $7.5 million in buildings, ground equipment and other fixed assets, reduced long-term debt by $5.6 million and paid cash dividends of $1.5 million. The principal sources of cash during the first nine months of fiscal 1998 were $45.8 million provided by operating activities, $11.5 million of proceeds from long-term debt and $7.3 million from the sale of marketable securities, property and equipment, and the issuance of common stock resulting from exercises of employee stock options. These factors resulted in a $32.6 million increase in cash and cash equivalents from $37.8 million as of March 31, 1997 to $70.4 million as of December 31, 1997.

     SkyWest has options to acquire ten additional Brasilias and ten additional CRJs at fixed prices (subject to cost escalation and delivery schedules). The Brasilia options are exercisable through fiscal 1999 and the CRJ options are exercisable at any time with no expiration.

     In connection with SkyWest's expansion into San Francisco, SkyWest expects to acquire an additional 17 Brasilias. Depending upon the outcome of current aircraft acquisition negotiations, SkyWest expects to acquire a combination of new and used Brasilias. The deliveries are expected to be scheduled between February and June 1998. The Company also anticipates that SkyWest will incur costs of approximately $12.0 million associated with the acquisition of additional ground and maintenance facilities, support equipment and spare parts inventory related to the San Francisco expansion.

     Depending in large part upon the outcome of current aircraft acquisition negotiations, the mix of new and used Brasilia aircraft, as well as the state of the aircraft financing market at the time, management will determine whether to purchase these Brasilia aircraft with the net proceeds from this offering or acquire the aircraft through third-party, long-term loans or lease arrangements.

     SkyWest has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At December 31, 1997, SkyWest leased 44 SkyWest aircraft and eight Scenic aircraft under leases with an average remaining term of approximately 9.6 years. Future minimum lease payments due under all long-term operating leases were approximately $457.4 million at December 31, 1997.

     At December 31, 1997, the Company had outstanding long-term debt, including current maturities, of approximately $59.7 million. Of the long-term debt, $48.8 million was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The interest rates on $11.0 million of the $48.8 million of long-term debt are floating based on one month and three month LIBOR. The subsidy payments reduced the stated interest rates on the $48.8 million of long-term debt to an average effective rate of approximately 4.0% as of December 31, 1997. The debt is payable in either quarterly or semi-annual installments through January 2006. The remaining $10.9 million of long-term debt was incurred to purchase ten VistaLiner aircraft operated by Scenic. These ten aircraft were previously financed under long-term operating lease arrangements and were purchased in October 1997.

     The Company spent approximately $13.3 million for non-aircraft capital expenditures during the nine months ended December 31, 1997, consisting primarily of aircraft engine overhauls, aircraft modifications to be made pursuant to industry-wide FAA directives, buildings and ground equipment and rental vehicles.

     The Company has available $5.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.25% at December 31, 1997. The Company believes that, in the absence of unusual circumstances and taking into account the proceeds from this offering, the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditure, lease payment and debt service requirements for at least the next 12 months.

                                    BUSINESS

GENERAL

     SkyWest operates a regional airline offering scheduled passenger service primarily in the western United States. SkyWest has been a code-sharing partner with Delta and Continental since 1987 and 1995, respectively. Effective October 1, 1997, SkyWest expanded its operations through a code-sharing agreement with United. SkyWest offers a convenient schedule and frequent flights designed to maximize connecting and local traffic. Operating primarily from its hubs in Salt Lake City, Utah and Los Angeles, California, SkyWest serves 46 cities in 12 states and Canada with approximately 580 daily flights. In Salt Lake City and Los Angeles, SkyWest is the largest regional airline with market shares of passengers enplaned of 99% and 33%, respectively. SkyWest operates as the Delta Connection in Salt Lake City and Los Angeles, as United Express in Los Angeles and as the Continental Connection in selected California markets. On January 19, 1998, SkyWest executed an addendum to its agreement with United, expanding SkyWest's United Express operations to include approximately 168 daily flights connecting twelve California markets with United's San Francisco hub beginning June 1, 1998. To support operations at the San Francisco hub, SkyWest expects to acquire 17 additional aircraft and spend approximately $12 million for related ground and maintenance facilities, support equipment and spare parts inventory.

     SkyWest operates one of the youngest fleets in the airline industry, consisting of fifty 30-seat Brasilias with an average age of 4.4 years and ten 50-seat CRJs with an average age of 3.1 years. In December 1996, SkyWest completed a strategic transition out of the Metroliner turbo-prop aircraft, which reduced the number of aircraft types operated by SkyWest from three to two. The transition enabled SkyWest to upgrade to an all cabin-class fleet of larger aircraft with higher operating efficiencies and greater passenger acceptance. Cabin-class aircraft offer stand-up headroom, overhead and under-seat storage, lavatories and flight attendant service.

     The addition of United as a code-sharing partner and the completion of SkyWest's transition for an all cabin-class fleet, together with other factors, contributed to the Company's achievement of record consolidated operating revenues and net income for the nine months ended December 31, 1997. Consolidated operating revenues increased 7.4% to $225.7 million from $210.0 million and net income increased 91.9% to $17.3 million from $9.0 million for the nine months ended December 31, 1997 and 1996, respectively.

BUSINESS STRATEGY

     The key elements of SkyWest's business strategy are:

     Capitalize on Relationships with Code-Sharing Partners. Historically, SkyWest's growth has been assisted by the development of code-sharing agreements with Delta, United and Continental. SkyWest views the recent addition of United as a code-sharing partner as a significant opportunity to further increase its traffic and profitability by serving United's Los Angeles and San Francisco hubs and to develop code-sharing relationships in other hubs served by United. SkyWest works closely with its code-sharing partners to expand service to existing markets, open new markets and schedule convenient, frequent and profitable flights. SkyWest believes that the principal reason it has attracted multiple code-sharing partners is its delivery of high-quality, reliable service. SkyWest's competitive fares and ability to offer passengers participation in the frequent flyer programs of Delta, United and Continental are attractive incentives for passengers to fly on SkyWest. SkyWest also believes that multiple code-sharing agreements with major carriers diversifies operating risk by reducing reliance on a single major carrier.

     Expand Fleet Size and Increase Utilization to Serve New and Existing Markets. SkyWest seeks to expand and more efficiently utilize its Brasilia and CRJ aircraft to serve existing and new, profitable markets. SkyWest believes that Brasilias are most efficiently used on shorter stage lengths to provide frequent and convenient service. For example, as SkyWest commenced service as United Express in Los Angeles in October 1997, Brasilias were shifted from less efficient, non-hub based routes to more efficient Los Angeles hub and spoke routes connecting with its code-sharing partners. SkyWest's expanded role as United Express in San Francisco will require the addition of 17 Brasilias by June 1, 1998. CRJs are utilized on longer routes to supplement existing service by major carriers, to replace larger jets on routes where service is discontinued by major carriers, to replace SkyWest's Brasilias as markets grow and to develop new markets. SkyWest believes its utilization of CRJs is among the highest of all regional carriers operating CRJs.

     Increase Profitability. SkyWest focuses on increasing profitability through maximizing RASM and minimizing CASM. Revenues are maximized by delivery of reliable, on-time flights, excellent customer service, efficient utilization of a revenue management system and the development of profitable code-sharing relationships. SkyWest uses its recently acquired state-of-the-art revenue management system to analyze markets and booking patterns and assist in scheduling and seat inventory management to maximize revenues. The Company believes SkyWest's development of multiple code-sharing relationships has resulted in increased revenues without a proportionate increase in costs. A Company-wide emphasis on cost management and more efficient utilization of existing resources, together with the completed transition from three to two aircraft types, has resulted in lower overhead and lower unit costs while maintaining excellent customer service. CASM has declined in each fiscal year since 1993 and decreased from 16.2c for the nine months ended December 31, 1996 to 15.8c for the nine months ended December 31, 1997. These reductions in CASM have been achieved notwithstanding a decline in stage lengths as Brasilias have been shifted to shorter hub and spoke routes to increase utilization.

     Provide Excellent Customer Service. SkyWest believes its insistence on excellent customer service in every aspect of its operations (including personnel, flight equipment, in-flight amenities, baggage handling and on-time performance and flight completion ratios) has increased customer loyalty. SkyWest also believes that excellent customer service is largely responsible for its multiple code-sharing relationships as Delta, United and Continental seek to build customer loyalty and preference by partnering with high-quality regional carriers. SkyWest completed its transition to an all cabin-class fleet in December 1996, in part to provide larger, more comfortable aircraft for its passengers. SkyWest believes that, for the nine months ended December 31, 1997, its on-time performance ratio and flight completion ratio were the highest of all regional airlines at 95.5% and 98.5%, respectively. SkyWest has achieved these performance measures by operating one of the youngest fleets in the airline industry and continuing its commitment to high quality maintenance.

CODE-SHARING AGREEMENTS

     The Company's Code-Sharing Agreements with Delta, United and Continental authorize SkyWest to use two-letter flight designator codes ("DL," "UA" and "CO," respectively) to identify its flights and fares in major central reservation systems, to paint its aircraft with the colors and/or logos of its code-sharing partners and to market and advertize its status as the Delta Connection, United Express or Continental Connection carrier. The Code-Sharing Agreements either allocate to the Company a portion of the total passenger fare on a formula or other basis, subject to periodic adjustments, or provide for payments for contracted flying on a per departure basis with incentives related to number of passengers carried and customer service. SkyWest's passengers participate in the frequent flyer programs of its code-sharing partners. Under the Code-Sharing Agreements, Delta, United and Continental provide additional services to the Company, including providing reservation services and ticket stock, issuing tickets, providing ground support services and gate access and coordinating cooperative marketing, advertising and other promotional efforts. SkyWest pays negotiated fees to its code-sharing partners for services provided.

     The significant terms of each of the Code-Sharing Agreements are as follows:

     Delta. SkyWest has operated as the Delta Connection at Delta's Salt Lake City and Los Angeles hubs since 1987. The Delta Agreement was revised in 1990 and modified effective April 1, 1997 to facilitate interline connections in Salt Lake City and Los Angeles, to adjust proration formulas (the portion of the passenger fare allocated to SkyWest) and to permit SkyWest to seek other code-sharing relationships in Los Angeles. The Delta Agreement continues until April 2002 but is subject to earlier termination under various circumstances, including upon 180 days' advance notice by either party for any or no reason. The Delta Agreement was modified in April 1997 to be noncancellable (except for cause) for a two-year period. Delta currently owns approximately 15.1% of the outstanding Common Stock, which was acquired under the Delta Option Agreement entered into in 1987, concurrently with the Delta Agreement. See "Description of Capital Stock -- Common Stock."

     United. In July 1997, SkyWest and United entered into an Agreement in Principle which contemplated execution of a "United Express Agreement" (subsequently signed on January 19, 1998) pursuant to which SkyWest became a United Express carrier at United's Los Angeles hub effective on October 1, 1997. In January 1998, SkyWest and United also entered into an addendum to the United Express Agreement, pursuant to which SkyWest will become the United Express carrier at United's San Francisco hub, beginning June 1, 1998.

     Under the United Express Agreement, SkyWest currently operates flights in Los Angeles city pairs on a contract basis; i.e., United pays SkyWest a flat rate per flight departure, an additional amount per passenger and per passenger incentives based upon on-time performance, flight completion rates and number of passengers carried measured against agreed upon objectives. United controls scheduling, ticketing, pricing and seat inventories in these city pairs. SkyWest also operates as a United Express carrier in certain city pairs where SkyWest receives no contract payments and United controls scheduling, inventory and pricing. United must also concur in any marketing or code-sharing relationship with any other carrier with respect to operations covered by the United Express Agreement. United has consented to SkyWest's Code-Sharing Agreement with Delta in designated city pairs in Los Angeles.

     The term of the United Express Agreement is for five years ending in September 2002 with respect to operations in Los Angeles and for ten years, ending in May 2008 with respect to operations in San Francisco, subject to termination by United upon 180 days' prior notice. United may, however, terminate the United Express Agreement for cause upon 30 days' written notice.

     Continental. SkyWest entered into a Code-Sharing Agreement with Continental in October 1995, which provided for service to selected California markets. The Continental agreement expired in October 1997. SkyWest has continued to operate as the Continental Connection without an agreement, but on the same terms as provided in the expired agreement. Execution of a new agreement with Continental requires the consent of United.

MARKETS

     The Company believes its development of hub operations in the Salt Lake City and Los Angeles markets has been a principal factor in the growth of SkyWest's flight operations. As of January 1, 1998, SkyWest scheduled 91 daily departures from Salt Lake City. SkyWest's departures are scheduled to facilitate connections with 171 scheduled daily Delta departures from Salt Lake City as of January 1, 1998. As of the same date, SkyWest was the largest regional carrier at the Salt Lake City hub, with a market share of approximately 99% among regional carriers and Delta was the largest carrier at Salt Lake City, with a total market share of approximately 70%.

     At its Los Angeles hub, where it is also the largest regional carrier, with a 33% market share among regional carriers, SkyWest scheduled 170 daily departures as of January 1, 1998, of which 120 departures were under the United code and were scheduled to connect with 178 scheduled daily United departures. As of January 1, 1998, United was the largest carrier at Los Angeles International Airport ("LAX"), with a total market share of approximately 23%. As of January 1, 1998, SkyWest also scheduled 50 daily departures at LAX under the Delta and Continental codes, connecting with 59 Delta departures and 23 Continental departures. As of January 1, 1998, Delta and Continental held market shares at LAX of approximately ten percent and three percent, respectively. Of the 288 SkyWest total daily flights under the United code as of January 1, 1998, 240 were contracted flights.

     The Company believes its Los Angeles operations have benefitted from the location of SkyWest's gates and customer service facilities in Terminal 6, one of the principal terminals at LAX. SkyWest's location in Terminal 6 permits SkyWest passengers to more quickly and conveniently transfer to and from major carriers, including SkyWest's code-sharing partners.

     As of January 1, 1998, United was also the largest carrier at San Francisco International Airport, with approximately 250 scheduled daily flights, representing a total market share of approximately 60%. SkyWest presently anticipates that its San Francisco operations will consist of 168 scheduled daily flights, which the Company believes will represent a market share of approximately 87% among regional carriers in San Francisco. Although SkyWest has announced its intention to commence service in San Francisco on June 1, 1998, the routes which SkyWest proposes to operate are preliminary and remain subject to modification in response to a number of factors, including SkyWest's ability to locate sufficient aircraft, obtain necessary maintenance facilities and hire, train and integrate qualified pilots, flight attendants, maintenance personnel and customer service personnel. All of SkyWest's flights under the United code in San Francisco will be contracted flights.

ROUTES

     Operating from its hubs in Salt Lake City and Los Angeles, SkyWest serves approximately 46 cities in 12 states and Canada with approximately 580 scheduled daily flights. In addition, on June 1, 1998, SkyWest expects to commence service in San Francisco with 168 scheduled daily flights.

     SkyWest operates all of its ten CRJs and 15 of its Brasilias out of Salt Lake City, with CRJs utilized primarily on longer stage lengths to approximately 18 destinations and Brasilias utilized to serve approximately 13 destinations. SkyWest provides service to southern California markets, which are characterized by high frequency service on shorter stage lengths, with 35 Brasilias, resulting in high aircraft utilization. For example, SkyWest provides service between LAX and San Diego every half hour and service between LAX and Palm Springs every hour.

     The following table identifies the cities served by SkyWest as of January 1, 1998, as well as the cities SkyWest proposes to serve upon commencement of its service in San Francisco:

ARIZONA:                      COLORADO:                     SOUTH DAKOTA:
     Tucson                   Colorado Springs              Rapid City
     Yuma                     Grand Junction                UTAH:
CALIFORNIA:                   IDAHO:                        Cedar City
     Arcata/Eureka*           Boise                         Salt Lake City
     Bakersfield*             Idaho Falls                   St. George
     Burbank                  Pocatello                     Vernal
     Chico*                   Sun Valley                    WASHINGTON:
     Fresno                   Twin Falls                    Pasco
     Imperial/El Centro       MONTANA:                      WYOMING:
     Los Angeles              Billings                      Casper
     Merced*                  Bozeman                       Cody
     Modesto*                 Butte                         Jackson Hole
     Monterey*                Helena                        CANADA:
     Ontario                  Missoula                      Vancouver, B.C.
     Orange County            West Yellowstone
     Palm Springs             NEW MEXICO:
     Redding*                 Albuquerque
     Sacramento*              NEVADA:
     San Diego                Elko
     San Francisco            Las Vegas
     San Jose                 Reno
     San Luis Obispo*         OREGON:
     Santa Barbara*           Eugene
     Santa Maria              Portland
     Santa Rosa*

---------------

* Service to be provided from San Francisco commencing June 1, 1998. Of the cities to be served by SkyWest's expanded San Francisco operations, Bakersfield, Monterey, San Luis Obispo and Santa Barbara are currently served from SkyWest's hubs in Los Angeles or Salt Lake City.

FLIGHT EQUIPMENT

     As of December 31, 1997, SkyWest operated a fleet of 60 aircraft, consisting of 50 Brasilias and 10 CRJs, as described in the following table:

                                                             SCHEDULED    AVERAGE
                                AIRCRAFT                      FLIGHT      CRUISING    AVERAGE
                             ---------------    PASSENGER      RANGE       SPEED        AGE
                             OWNED    LEASED    CAPACITY      (MILES)      (MPH)      (YEARS)
                             -----    ------    ---------    ---------    --------    -------
Brasilias..................   16        34         30           450         300         4.4
Canadair Regional Jets.....   --        10         50           600         530         3.1

     The Brasilias are turbo-prop, pressurized aircraft designed to operate more economically over short-haul routes with lower passenger load factors than larger jet aircraft. These factors make it economically feasible for SkyWest to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia aircraft include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. During fiscal 1997, the Company acquired 15 additional Brasilia aircraft and negotiated the early termination of its 18 remaining Metroliner leases. The Company has secured options to purchase an additional ten Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules). These options are exercisable through fiscal 1999.

     The CRJ is one of the quietest commercial jets currently available and offers many of the amenities of larger commercial jet aircraft, including a stand-up cabin, overhead and under-seat storage, lavatories, in-flight snack and beverage service, and, in many cases, more legroom than larger jets. The Company also has options at fixed prices (subject to cost escalation and delivery schedules) for ten additional CRJs which are exercisable at any time with no expiration.

     Scenic's operations are currently conducted using 18 specially modified sight-seeing VistaLiners and 23 smaller aircraft.

GROUND FACILITIES

     Employees of the Company perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. Maintenance is performed primarily at facilities in Salt Lake City, Utah and Palm Springs, California. SkyWest leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport and owns a 56,600 square foot maintenance facility in Palm Springs. The Salt Lake City facility consists of a 40,000 square foot maintenance hanger and 50,000 square feet of training and other facilities to support SkyWest's hub operations. The facility was constructed and is owned by the Salt Lake City Airport Authority. SkyWest is leasing the facility under an operating lease arrangement over a 36-year term, expiring in August 2021. The Palm Springs maintenance facility supports SkyWest's expanding southern California operations.

     SkyWest leases ticket counters and check-in, boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs these facilities with SkyWest personnel. Delta and United provide ticket handling and ground support services for SkyWest in 21 of the 46 airports SkyWest serves.

     Scenic owns a new terminal and hanger facility in Page, Arizona consisting of 11,500 square feet of office and terminal space and 22,000 square feet of maintenance hanger space. Scenic also leases a new terminal and hanger facility in Las Vegas, Nevada consisting of 39,500 square feet of office and terminal space and 28,500 square feet of maintenance hanger space.

     The Company also owns its corporate headquarters, located in a 63,000 square foot building in St. George, Utah.

SCENIC AIR TOURS

     Scenic currently provides air tours and general aviation services to the Grand Canyon and other scenic regions of northern Arizona, southern Utah and southern Nevada. Scenic's operations are conducted principally from leased boarding, tour and flight facilities at the North Las Vegas Airport in Las Vegas, Nevada. Since the acquisition of Scenic in June 1993, the Company has operated Scenic as a premium tour provider. In response to increased price competition which has resulted in decreased revenues and earnings at Scenic, the Company has changed top management, broadened its offering of tour packages to appeal to cost conscious customers, implemented cost control measures and restructured the financing of flight equipment and facilities. The Company believes Scenic is currently well-positioned to pursue opportunities to increase revenues and profitability of the air tour business.

NPT AUTOMOBILE RENTAL SERVICES

     NPT provides car rental services at six airports served by SkyWest, including Page, Arizona, Ely and Elko, Nevada and St. George, Cedar City and Vernal, Utah. NPT's services are provided through a fleet of Avis vehicles pursuant to a franchise agreement between NPT and Avis.

EMPLOYEES

     As of January 1, 1998, the Company employed 2,300 full-time equivalent employees consisting of 796 pilots and flight attendants, 246 maintenance personnel, 950 customer service personnel, 63 reservation and marketing personnel, and 245 employees engaged in accounting, administration and other functions. The Company's employees are not currently represented by any union. The Company is aware, however, that collective bargaining group organization efforts among its employees occur from time to time and expects that such efforts will continue in the future. If such efforts are successful, the Company may be subjected to risks of work interruption or stoppage and incur additional expenses associated with union representation of its employees. In connection with SkyWest's proposed expansion into northern California, it anticipates that it will hire at least 475 additional employees, many of whom may be represented by a union in their current employment. The Company has never experienced any work stoppages and considers its relationship with its employees to be good.

COMPETITION AND ECONOMIC CONDITIONS

     The airline industry is highly competitive. SkyWest not only competes with other regional airlines, some of which are owned by or are operated as code-sharing partners of major airlines, but also faces competition from major airlines on certain routes. SkyWest is the dominant regional airline operating out of the Salt Lake City International Airport; however, Southwest Airlines Co., a national low fare airline, also operates out of the Salt Lake City International Airport,which results in significant price competition at the Salt Lake City hub. Competition in the southern California markets, which are serviced by SkyWest from its hub in Los Angeles, is particularly intense, with a large number of carriers in these markets. In its markets served from LAX, SkyWest's principal competitors include Wings West, Inc. (operating as "American Eagle"), Trans States Airlines, Inc. (operating as "US Air Express" and "Trans World Express") and with Mesa Airlines, Inc. (operating as "Mesa Airlines" and "United Express"). The Company believes its principal competitor in San Francisco will be Trans States Airlines, Inc. (operating as "US Air Express").

     Certain of the Company's competitors are larger and have significantly greater financial and other resources than the Company. Moreover, federal deregulation of the industry allows competitors to rapidly enter the Company's markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

     Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. In the past, many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers. Negative economic conditions may have a material adverse effect on regional airlines, including the Company.

REGULATION

     All interstate air carriers, including SkyWest and Scenic, are subject to regulation by the DOT, the FAA and certain other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates, approval of personnel who may engage in flight, maintenance or operations activities, record keeping procedures in accordance with FAA requirements, and FAA approval of flight training and retraining programs. The DOT and the FAA, as well as other governmental agencies regulating the Company, enforce their regulations through, among other mechanisms, (i) certifications, which are necessary for the Company's continued operations, and (ii) proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that the FAA believes might present a safety hazard.

     The Company believes it is operating in material compliance with FAA regulations and holds all necessary operating and air worthiness certificates and licenses. The Company incurs substantial costs in maintaining its current certifications and otherwise complying with the laws, rules and regulations to which it is subject. The Company's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. The Company does not operate at any airports where landing slots are restricted.

     All air carriers are required to comply with federal law and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. The Company is also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. Management believes that the Company is in compliance in all material respects with these laws and regulations.

INSURANCE

     In the opinion of management, the Company maintains insurance policies of types customary in the industry and in amounts it believes are adequate to protect it and its property against material loss. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to its flight equipment, and workers' compensation insurance. There is no assurance, however, that the amount of insurance carried by the Company will be sufficient to protect it from material loss.

LEGAL PROCEEDINGS

     The Company is a party to routine legal proceedings incident to its business. In the opinion of management, none of such proceedings is expected to have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are the executive officers and directors of the Company:

           NAME             AGE                        POSITION
           ----             ---                        --------
Jerry C. Atkin............   48  Chairman, President and Chief Executive Officer
Ron B. Reber..............   43  Executive Vice President and Chief Operating Officer
                                 President -- National Parks Transportation, Inc.
Bradford R. Rich..........   36  Executive Vice President, Chief Financial Officer
                                 and Treasurer
Sidney J. Atkin...........   62  Vice Chairman
J. Ralph Atkin............   54  Director
Mervyn K. Cox.............   60  Director
Ian M. Cumming............   56  Director
Henry J. Eyring...........   34  Director
Steven F. Udvar-Hazy......   51  Director
Hyrum W. Smith............   53  Director

     Jerry C. Atkin joined the Company in July 1974 as Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer. He was elected Chairman in 1991. Prior to employment by the Company, Mr. Atkin was employed by a public accounting firm and is a certified public accountant. Mr. Atkin is a board member of (i) The Regence Group, a medical insurance holding company, and its subsidiary, Regence Blue Cross Blue Shield of Utah, a medical insurance company, and (ii) Zions Bancorporation, a Utah bank holding company. Mr. Atkin has served as a director of the Company since 1974.

     Ron B. Reber has served in various capacities since joining the Company in 1977. He is currently Executive Vice President and Chief Operating Officer with general responsibility for flight operations, maintenance, customer service, market planning, marketing, revenue control and pricing. He also serves as President of NPT.

     Bradford R. Rich joined the Company in 1987 as Corporate Controller. He was previously employed with a public accounting firm and is a certified public accountant. He is currently Executive Vice President, Chief Financial Officer and Treasurer with responsibility for financial accounting, treasury, public reporting, investor relations, internal audit and management information systems.

     Sidney J. Atkin was elected Vice Chairman in 1988. For more than five years, Mr. Atkin has been President of Sugarloaf Corp., a Utah corporation involved in the operation of restaurants and motels. Mr. Atkin has served as a director of the Company since 1973.

     J. Ralph Atkin was the founder of the Company and served as President and Chief Executive Officer from 1972 to 1975. He served as Chairman of the Board of Directors from 1972 to 1991. From 1984 to 1988 he served as Senior Vice President of the Company. From March 1991 to January 1993, he was Director of Business and Economic Development for the State of Utah. He served as Chief Executive Officer of EuroSky, a company organized to explore the feasibility of a regional airline in Austria during 1994 and 1995. Mr. Atkin is an attorney and is currently engaged in the private practice of law in St. George, Utah. Mr. Atkin is also a director of Fairchild Aircraft Incorporated and Fairchild Aircraft Services Incorporated. Mr. Atkin has served as a director of the Company since 1972.

     Mervyn K. Cox has been for more than five years an orthodontist engaged in private practice, and has also engaged in the development and management of real estate. Mr. Cox has served as a director of the Company since 1974.

     Ian M. Cumming is Chairman of Leucadia National Corporation, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, manufacturing and the trade stamps business. He has served as a director of the Company since 1986. Mr. Cumming is also a director of MK Gold Company and Allcity Insurance Company, both of which are public companies.

     Henry J. Eyring has been employed since 1989 by Monitor Company, an international management consulting firm based in Cambridge, Massachusetts. At Monitor, he serves as President of Monitor Institute, the subsidiary of Monitor that consults in the public sector. He is also Chief Operating Officer of the Huntsman Cancer Institute. He is a director of Global Microtechnologies, a computer retailing company, and Assist Cornerstone Technologies, a software development company, is a member of the Board of Trustees of Southern Utah University and is Chairman-elect of Artspace, a non-profit real estate developer. Mr. Eyring has served as a director of the Company since 1995.

     Steven F. Udvar-Hazy is currently President, Director and Chief Executive Officer of International Lease Finance Corporation, a wholly owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft worldwide. Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for 32 years. He has served as a director of the Company since 1986.

     Hyrum W. Smith is co-founder, Chief Executive Officer and Chairman of Franklin Covey Co., a public company in business to help people gain control over their lives and increase their productivity. Mr. Smith has been the Chief Executive Officer of Franklin Covey Co. since February 1997, a position he also held from April 1991 to September 1996. Mr. Smith was Senior Vice President of Franklin Quest from December 1984 to April 1991. Franklin Covey Co. was formerly known as Franklin Quest Co. prior to its merger with Covey Leadership Center, Inc. in May 1997. Mr. Smith has served as a director of the Company since 1995.

     J. Ralph Atkin and Sidney J. Atkin are brothers. Jerry C. Atkin is their nephew.

KEY EMPLOYEES

     In addition to the executive officers listed above, the following are key employees of SkyWest or Scenic:

         NAME            AGE                     POSITION
         ----            ---                     --------
James K. Boyd..........   40  Vice President -- Customer Service
Eric D. Christensen....   39  Vice President -- Planning and Secretary
H. Michael Gibson......   48  Vice President -- Maintenance
Steven L. Hart.........   36  Vice President -- Market Development
Brad Holt..............   38  Vice President -- Flight Operations
Michael J. Kraupp......   36  Vice President -- Controller
David A. Young.........   56  President -- Scenic

     James K. Boyd joined the Company in 1981. He is currently Vice
President -- Customer Service with responsibility for SkyWest ticket counter, gate and ramp personnel at all SkyWest cities. He has also served as Director of Stations and Station Manager.

     Eric D. Christensen joined the Company in 1985. He is currently Vice President -- Planning and Secretary with responsibility for aircraft performance and acquisition analysis, fleet planning and risk management. He has also served as Assistant to the President and Director of Finance.

     H. Michael Gibson joined the Company in 1988. He is currently Vice President -- Maintenance with responsibility for aircraft maintenance, control of parts inventory and maintenance personnel training. He has also served as Director of Quality Assurance for SkyWest.

     Steven L. Hart joined the Company in 1986. He is currently Vice President -- Market Development with responsibility for flight scheduling, revenue control and pricing. He has also served as Director Market Planning, Market Analyst and Director of Marketing.

     Brad Holt joined the Company in 1983. He is currently Vice
President -- Flight Operations with responsibility for flight crew supervision and dispatch, flight safety and flight quality standards. He has also served as Director of Flight Standards, Chief Flight Instructor, Check Airman and Line Pilot.

     Michael J. Kraupp joined the Company in 1991 as financial controller for SkyWest. He has been Vice President -- Controller since 1993 with responsibility for financial accounting and public reporting. He was previously employed with a public accounting firm and is a certified public accountant.

     David A. Young joined the Company in 1997 as President of Scenic Airlines, Inc. on July 4, 1997. He was previously employed as Chief Executive Officer of Air Fiji from 1993 to July 1997 and Chief Executive Officer of Air Macau from 1992 to 1993. Mr. Young holds a Ph.D. in aerospace management.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

     As of January 16, 1998 there were 10,317,152 shares of Common Stock issued and outstanding held by approximately 1,100 stockholders of record.

     Subject to the rights of the holders of Preferred Stock, each holder of Common Stock shall have equal ratable rights to dividends from funds legally available therefor, if, as and when declared by the Board of Directors of the Company. The declaration and payment of all dividends, however, is subject to the discretion of the Board of Directors. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts, if any, due to holders of Preferred Stock. Holders of Common Stock are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders. The holders of Common Stock do not have cumulative voting rights. The holders of Common Stock do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. All the outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable. Pursuant to the terms of the Delta Option Agreement, in the event the Company proposes to issue any additional voting securities and for so long as Delta owns at least ten percent of the outstanding shares of Common Stock and the Delta Connection Agreement or a substantially similar agreement remains in effect between Delta and the Company, Delta has a preemptive right to acquire, on the same terms and conditions as the proposed issuance of securities, the number of voting securities which, when added to all voting securities then owned by Delta, would provide Delta with the number of votes necessary to preserve Delta's percentage voting interest. Delta has elected not to exercise its preemptive right under the Delta Option Agreement with respect to this offering. Also pursuant to the terms of the Delta Option Agreement, in the event Delta desires to sell any of its shares of Common Stock, it has the right to demand up to two separate registrations under the Securities Act of such shares of Common Stock. For an unlimited number of times, Delta may, within fifteen days of receipt of notice from the Company that the Company proposes to register under the Securities Act shares of Common Stock, require the Company to include shares of Common Stock owned by Delta in such registration.

PREFERRED STOCK

     The Company is authorized to issue Preferred Stock from time to time in one or more series without stockholder approval. No shares of Preferred Stock are presently outstanding. The Board of Directors is authorized, without any further action by the stockholders of the Company, to (i) divide the Preferred Stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of Preferred Stock may be redeemed; (v) determine the amount payable to holders of Preferred Stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of Preferred Stock with rights which could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock or otherwise adversely affect the rights of the holders of Common Stock. Any future issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock.

BOARD OF DIRECTORS

     The Company's Board of Directors, currently consists of nine directors who are elected for one year terms at the annual meetings of the Company's shareholders. As a result of the resignation of a director, as discussed below, the Board of Directors currently has eight members. Pursuant to the terms of the Delta Option Agreement, for as long as Delta owns at least 10% of the outstanding Common Stock, the Company will include at least one designee of Delta reasonably acceptable to the Company on the slate of nominees for election as directors nominated by the Company's Board of Directors and will use its reasonable best efforts to assure that such individual is elected to the Company's Board of Directors. From 1988 to April 1, 1997, the date of the resignation of Delta's most recent nominee, Delta had continuous representation on the Company's Board of Directors through such nominees. Since the resignation, no Delta nominee has served on the Company's Board of Directors. Delta did not nominate any candidate for election to the Board of Directors at the most recent annual meeting of shareholders.

UTAH CONTROL SHARES ACQUISITION ACT

     The Utah Control Shares Acquisition Act (the "Control Shares Act") provides that any person or entity which acquires 20% or more of the outstanding voting shares of a publicly-held Utah corporation is denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation for the Control Share Act would bring its voting power within any of the following three ranges: (i) 20% to 33 1/3%, (ii) 33 1/3% to 50%, or (iii) 50% or more. A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. The Company's Restated Articles of Incorporation (the "Restated Articles") and Bylaws, as amended (the "Bylaws") do not exempt the Company's Common Stock from the Control Shares Act.

     Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by a majority of disinterested stockholders of each class of capital stock outstanding prior to the acquisition. The stockholders of the corporation must consider the status of those voting rights at the next annual or special meeting of stockholders. The acquiror may accelerate the decision and require the corporation to hold a special meeting of stockholders for the purpose of considering the status of those rights if the acquiror (i) files an "acquiring person statement" with the corporation, and (ii) agrees to pay all expenses of the meeting. If the stockholders do not vote to restore voting rights to the control shares, the corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiror at fair market value. If the acquiror fails to file an acquiring person statement, the corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares at any time within 60 days of the acquiror's last acquisition of control shares, regardless of the decision of the stockholders to restore voting rights. The Company's Restated Articles and the Bylaws do not provide for such redemption. Unless otherwise provided in the articles of incorporation or bylaws of a corporation, stockholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiror has obtained majority or more control shares. The Restated Articles and the Bylaws do not deny such dissenters' rights to the Company's stockholders.

     The provisions of the Control Shares Act may discourage companies interested in acquiring a significant interest in or control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Zions First National Bank, N.A., Salt Lake City, Utah.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, LLC and SBC Warburg Dillon Read Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the Underwriters' respective names.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
The Robinson-Humphrey Company, LLC..........................
SBC Warburg Dillon Read Inc. ...............................

                                                              ---------
          Total.............................................  1,400,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $     per share in sales to certain other dealers.
After the offering, the public offering price and other selling terms may be changed.

     The Company has granted to the Underwriters a 30-day option to purchase up to an additional 210,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the above table, bears to the 1,400,000 shares of Common Stock offered hereby.

     The Company, its executive officers and directors (beneficially owning, in the aggregate, 1,247,430 shares of Common Stock) have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company in the offering), subject to certain exceptions, for a period of 90 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC on behalf of the Underwriters.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with the offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering (i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce the short position by purchasing the Common Stock in the open market. The Representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Parr, Waddoups, Brown, Gee & Loveless, a professional corporation ("Parr Waddoups"), Salt Lake City, Utah and for the Underwriters by King & Spalding, Atlanta, Georgia. King & Spalding will rely upon the opinion of Parr Waddoups as to all matters of Utah law.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements, information statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act relating to the Common Stock offered hereby. This Prospectus, which is part of such Registration Statement, does not contain all of the information set forth, or incorporated by reference, in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected and copied in the manner and at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents previously filed with the Commission (File No. 0-14719) pursuant to the 1934 Act are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

          5. The Company's Current Report on Form 8-K dated January 21, 1998.


          6. The Company's Current Report on Form 8-K dated February 9, 1998.



          7. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed on June 15, 1986 with the Commission under the 1934 Act, including any amendment or report filed for the purpose of updating such description.


     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: SkyWest, Inc., 444 South River Road, St. George, Utah 84790, Attention: Bradford R. Rich, telephone: (435) 634-3000.

                          [Three aircraft photographs]

======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividends...........................   12
Capitalization........................   13
Selected Consolidated Financial and
  Operating Data......................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   23
Management............................   30
Description of Capital Stock..........   32
Underwriting..........................   34
Legal Matters.........................   35
Experts...............................   35
Available Information.................   35
Incorporation of Certain Information
  by Reference........................   36

======================================================
======================================================
                                1,400,000 SHARES

                                  SKYWEST LOGO
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                             THE ROBINSON-HUMPHREY
                                    COMPANY

                          SBC WARBURG DILLON READ INC.
                                           , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions payable by the Company. All of the amounts shown are estimates, except the registration fee and the NASD filing and listing fees.

                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $ 14,753
NASD filing fee.............................................     5,592
NASD listing fee............................................    17,500
Accounting fees and expenses................................    75,000
Legal fees and expenses.....................................    90,000
Printing expenses...........................................   100,000
Blue sky fees and expenses..................................     5,000
Transfer agent fees and expenses............................     1,000
Miscellaneous expenses......................................    41,155
                                                              --------
          Total.............................................  $350,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 16-10a-902 ("Section 902") of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; provided, however, that pursuant to Subsection 902(4): (i) indemnification under
Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     Section 16-10a-903 ("Section 903") of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he was a Party because he is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

     In addition to the indemnification provided by Sections 902 and 903,
Section 16-10a-905 ("Section 905") of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification, or (ii) upon the court's determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902, the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable as described in Subsection 902(4) is limited to reasonable expenses (including attorneys' fees) incurred by the director.

     Section 16-10a-904 ("Section 904") of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or in his behalf, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification.

     Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to an Indemnifiable Director, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

     The Company's Amended and Restated Bylaws (the "Bylaws") provide that, subject to the limitations described below, the Company shall, to the maximum extent and in the manner permitted by the Revised Act, indemnify any individual made party to a proceeding because he is or was a director or officer of the Company, against liability incurred in the proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the Company's best interest and, in the case of any criminal proceeding he had no reasonable cause to believe his conduct was unlawful. The Company may not, however, extend such indemnification to an officer or director in connection with a proceeding by or in the right of the Company in which such person was adjudged liable to the Company, or in connection with any other proceeding charging that such person derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit, unless ordered by a court of competent jurisdiction. Notwithstanding the foregoing, the Bylaws obligate the Company to indemnify an officer or director who was successful on the merits or otherwise, in the defense of any proceeding or the defense of any claim, issue or matter in the proceeding to which he was a party because he is or was a director or officer of the Company against reasonable expenses incurred in connection with the proceeding or claim with respect to which he was successful. The Bylaws also permit the Company to pay for or reimburse the reasonable expenses incurred by an officer or director who is party to a proceeding in advance of final disposition of the proceeding if (i) the officer or director furnishes to the Company a written affirmation of his good faith belief that he has met the applicable standard of conduct necessary for indemnification, (ii) the officer or director furnishes to the Company a written undertaking to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to the Bylaws. The Bylaws also provide that any indemnification or advancement of expenses provided thereby shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any articles of incorporation, bylaw, agreement, stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Utah law permits director liability to be eliminated in accordance with
Section 16-10a-841 of the Revised Act, which provides that the liability of a director to the corporation or its stockholders for monetary damages for any action taken or any failure to take any action, as a director, may be limited or eliminated by the corporation except for liability for (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or its stockholders; (iii) a violation of Section 16-10a-842 of the Revised Act which prohibits unlawful distributions by a corporation to its stockholders; or (iv) an intentional violation of criminal law. Such a provision may appear either in a corporation's articles of incorporation or bylaws; however, to be effective, such a provision must be approved by the corporation's stockholders.

     The Company's Restated Articles of Incorporation, as amended by the Company's stockholders at the 1993 Annual Meeting of Stockholders (the "Restated Articles"), provide that the personal liability of any director to the Company or its stockholders for monetary damages for any action taken or the failure to take any action, as a director, is eliminated to the fullest extent permitted by Utah law.

     The Bylaws provide that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in such capacity or arising out of his status in such capacity, whether or not the Company would have the power to indemnify him against such liability under the indemnification provisions of the Bylaws or the laws of the State of Utah, as the same may hereafter be amended or modified. The Company maintains insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers.

     Indemnification may be granted pursuant to any other agreement, bylaw or vote of shareholders or directors. Reference is also made to the Underwriting Agreement filed herewith pursuant to which the Underwriters have agreed to indemnify the Company and its offers and directors against certain liabilities, including liabilities under the Securities Act.

     The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Company.

ITEM 16. EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    1     Form of Underwriting Agreement.+
    4.1   Restated Articles of Incorporation, as amended.(1)
    4.2   Amended and Restated Bylaws.(2)
    4.3   Stock Option Agreement, dated January 28, 1987 between Delta
          Air Lines, Inc. and SkyWest, Inc.+
    5     Opinion of Parr, Waddoups, Brown, Gee & Loveless, a
          professional corporation, as to the legality of the
          securities being registered.+
   23.1   Consent of Arthur Andersen LLP.+
   23.2   Consent of Parr, Waddoups, Brown, Gee & Loveless (included in Item 5 above).+
   24     Power of Attorney (included on signature page of this
          Registration Statement).+


---------------

 +  Previously filed.

(1) Incorporated by reference to the Exhibits to a Registration Statement filed on Form S-8, File No. 33-60173.

(2) Incorporated by reference to the Exhibits to a Registration Statement filed on Form S-3, File No. 33-74290.

ITEM 17. UNDERTAKINGS

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 18. FINANCIAL STATEMENTS AND SCHEDULES

     Not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. George, State of Utah, on February 11, 1998.


                                          SKYWEST, INC.


                                          By:     /s/ BRADFORD R. RICH

                                            ------------------------------------

                                                      Bradford R. Rich


                                              Executive Vice President, Chief


                                              Financial Officer and Treasurer



                      SIGNATURE                                     TITLE                       DATE
                      ---------                                     -----                       ----
                 /s/ JERRY C. ATKIN*                     Chairman of the Board,           February 11, 1998
-----------------------------------------------------    President and Chief
                   Jerry C. Atkin                        Executive Officer (Principal
                                                         executive officer)

                /s/ SIDNEY J. ATKIN*                     Vice Chairman of the Board       February 11, 1998
-----------------------------------------------------
                   Sidney J. Atkin

                /s/ BRADFORD R. RICH                     Executive Vice President,        February 11, 1998
-----------------------------------------------------    Chief Financial Officer and
                  Bradford R. Rich                       Treasurer (Principal
                                                         financial and accounting
                                                         officer)

                 /s/ J. RALPH ATKIN*                     Director                         February 11, 1998
-----------------------------------------------------
                   J. Ralph Atkin

                 /s/ MERVYN K. COX*                      Director                         February 11, 1998
-----------------------------------------------------
                    Mervyn K. Cox

                 /s/ IAN M. CUMMING*                     Director                         February 11, 1998
-----------------------------------------------------
                   Ian M. Cumming

                /s/ HENRY J. EYRING*                     Director                         February 11, 1998
-----------------------------------------------------
                   Henry J. Eyring

                                                         Director
-----------------------------------------------------
                Steven F. Udvar-Hazy

                 /s/ HYRUM W. SMITH*                     Director                         February 11, 1998
-----------------------------------------------------
                   Hyrum W. Smith

             * By: /s/ BRADFORD R. RICH
    ---------------------------------------------
                  Bradford R. Rich
                  Attorney-in-fact